As filed with the United States Securities and Exchange Commission on May 26, 2010

Registration No. 333-166716

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NORTHWEST BANCORPORATION, INC.

(Exact name of registrant as specified in its charter)

WASHINGTON	6719	91-1574174
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

421 W. Riverside Avenue

Spokane, Washington 99201

(509) 456-8888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Randall L. Fewel

Chief Executive Officer

Northwest Bancorporation, Inc.

421 W. Riverside Avenue

Spokane, Washington 99201

(509) 456-8888

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

Andrew J. Schultheis, Esq.

Richard A. Repp, Esq.

Witherspoon, Kelley, Davenport & Toole, P.S.

1100 U.S. Bank Building

422 W. Riverside Avenue

Spokane, Washington 99201

(509) 624-5265

Approximate Date of Commencement of Proposed Sale to the Public:

As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 26, 2010

PROSPECTUS

NORTHWEST BANCORPORATION, INC.

$4,000,000

Subscription Rights to Purchase up to 1,000,000 Shares

of Common Stock at $4.00 per Share

We are distributing, at no charge, to holders of our common stock, non-transferable subscription rights to purchase up to 1,000,000 shares of our common stock. You will receive approximately 0.4192 of a subscription right for each share of common stock owned at 5:00 p.m., Pacific Time, on May 20, 2010, (the “Record Date”).

Each whole subscription right will entitle you to purchase one share of our common stock at a subscription price of $4.00 per share of common stock, which we refer to as the basic subscription privilege. The per share price was determined by our board of directors and represents the average of the closing sales prices of our common stock for the 10 trading days ending on May 25, 2010, less a 30.8% discount. Subscription rights may only be exercised in whole numbers; we will not issue fractional shares and will round all of the subscription rights down to the nearest whole number. If you fully exercise your basic subscription privilege and other shareholders do not fully exercise their basic subscription privileges, you will be entitled to exercise an over-subscription privilege to purchase a portion of the unsubscribed shares of our common stock at the same subscription price of $4.00 per share, subject to proration and subject, further, to reduction by us under certain circumstances. To the extent you properly exercise your over-subscription privilege for an amount of shares that exceeds the number of the unsubscribed shares available to you, any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

The subscription rights will expire if they are not exercised by 2:00 p.m., Pacific Time, on July 1, 2010, unless we extend the rights offering period in our sole discretion. If any subscription rights (including any over-subscriptions) remain unexercised after the expiration of the rights offering, they will expire and have no value.

You should carefully consider whether to exercise your subscription rights prior to the expiration of the rights offering. All exercises of subscription rights are irrevocable. Our board of directors is not making a recommendation regarding your exercise of the subscription rights. The subscription rights may not be sold, transferred or assigned and will not be listed for trading on any stock exchange or market or on the OTC Bulletin Board.

This is not an underwritten offering. Our shares of common stock are being offered directly by us without the services of an underwriter or selling agent. We have engaged D.A. Davidson & Co. (“D.A. Davidson”) as our financial and marketing advisor in connection with the rights offering. D.A. Davidson is not obligated to sell or to acquire for its own account or with a view to distribution any shares of common stock that are being offered in the rights offering.

We have engaged Registrar and Transfer Company to serve as the subscription agent for the rights offering. The subscription agent will hold in escrow the funds received from subscribers until we complete or cancel the rights offering. For further information about this offering please contact our President and Chief Executive Officer, Randall L. Fewel at: Northwest Bancorporation, Inc., 421 W. Riverside Avenue, Spokane, Washington, 99201, (509) 456-8888.

Our board of directors may cancel the rights offering at any time prior to the expiration of the rights offering for any reason. In the event the rights offering is cancelled, the subscription agent will return all subscription payments it has received, without interest or penalty, as soon as practicable.

Shares of our common stock are traded on the OTC Bulletin Board under the ticker symbol “NBCT.” On May 25, 2010, the closing sales price for our common stock was $6.00 per share. The shares of common stock issued in this rights offering will also be listed on the OTC Bulletin Board under the same ticker symbol.

The exercise of your subscription rights for shares of our common stock involves risks. See “Risk Factors” beginning on page 13 of this prospectus and the documents incorporated by reference in this prospectus to read about important factors you should consider before exercising your subscription rights.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is [—], 2010.

PROSPECTUS

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission, which we refer to as the “SEC.” In this prospectus we provide you with specific information about the subscription rights that we are distributing to you in this rights offering. This prospectus includes important information about us, the subscription rights, our common stock and other information you should know before exercising your subscription rights. You should read this prospectus, as well as additional information described herein under the “Incorporation of Certain Information by Reference” before exercising your subscription rights.

The exhibits to our registration statement contain the text of certain contracts and other important documents we have summarized in this prospectus or in the documents incorporated by reference in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we offer, you should review the full text of these documents. The registration statement, the exhibits and the documents incorporated by reference can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

We are selling the securities directly to one or more purchasers. We and our agents reserve the sole right to accept and to reject in whole or in part any proposed purchase of securities. See “Description of Subscription Rights” and “Plan of Distribution” below.

You should rely only on the information contained in this prospectus and the documents we have incorporated by reference. We will disclose any material changes in our affairs in an amendment to this prospectus or a future filing with the SEC incorporated by reference in this prospectus. No person has been authorized to give any information or to make any representations other than those contained or incorporated in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to sell or to buy any securities other than those to which it relates, or an offer or solicitation with respect to those securities to which it relates to any persons in any jurisdiction where such offer or solicitation would be unlawful. The delivery of this prospectus at any time does not imply that the information contained or incorporated herein at its date is correct as of any time subsequent to its date.

References in this prospectus to the “Company,” “we,” “us” and “our” are to Northwest Bancorporation, Inc., a Washington corporation, and our wholly owned subsidiary, Inland Northwest Bank, a Washington state chartered commercial bank.

FORWARD-LOOKING STATEMENTS

From time to time, the Company and its senior managers have made and will make forward-looking statements that are not historical facts and that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but are not limited to, statements about the Company’s plans, objectives, expectations and intentions and other statements contained in this release that are not historical facts and pertain to the Company’s future operating results. When used in this report, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward-looking statements. We make forward-looking statements regarding projected sources of funds, use of proceeds, availability of acquisition and growth opportunities, ability to repay government funds, payment of dividends, adequacy of our allowance for loan and lease losses and provision for loan and lease losses, our real estate portfolio and subsequent charge-offs. Such statements may be contained in this report and in other documents that we file with the SEC. Such statements may also be made by the Company and its senior managers in oral or written presentations to analysts, investors, the media and others.

Actual results may differ materially from the results discussed in these forward-looking statements because such statements are inherently subject to significant assumptions, risks and uncertainties, many of which are difficult to predict and are generally beyond our control. These include but are not limited to:

•	our ability to effectively manage interest rate risk and other market risk, credit risk and operational risk;

•

possible changes in the quality or composition of our loans or investment portfolios, including adverse developments in the real estate markets, the borrowers’ industries or in the repayment ability of individual borrowers or issuers;

•	our ability to manage fluctuations in the value of assets and liabilities and off-balance sheet exposure so as to maintain sufficient capital and liquidity to support our business;

•	our ability to expand into new markets;

•

possible changes in general economic and business conditions, including real estate and economic markets, in the United States in general and in the larger region and communities we serve in particular may lead to a deterioration in credit quality, thereby requiring increases in our provision for credit losses, or a reduced demand for credit, thereby reducing earning assets;

•	the cost and other effects of material contingencies;

•	our ability to keep pace with technological changes;

•	our ability to develop competitive new products and services in a timely manner and the acceptance of such products and services by our customers and potential customers;

•

further easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies, credit unions and finance companies, may increase competitive pressures and affect our ability to preserve our customer relationships and margins;

•	the costs of integrating our operations with the various banks we may acquire, which could be greater than we expect;

•

potential customer loss and deposit attrition as a result of any merger or acquisition of additional banks and the failure to achieve expected gains, revenue growth and/or expense savings from such a transaction;

•	the threat or occurrence of war or acts of terrorism and the existence or exacerbation of general geopolitical instability and uncertainty;

•	possible changes in trade, monetary and fiscal policies, laws, and regulations, and other activities of governments, agencies, and similar organizations, including changes in accounting standards; and

•	Management’s inability to develop and execute plans to effectively respond to unexpected changes.

Other factors that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements may be found under the headings “Risk Factors” below and under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K, as updated periodically in our filings with the SEC. Unless legally required, we disclaim any obligation to update any forward-looking statements. You should consider any forward-looking statements in light of this explanation, and we caution you about relying on forward-looking statements.

PROSPECTUS SUMMARY

This prospectus summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before deciding whether or not you should exercise your subscription rights. You should carefully read this prospectus, including the “Risk Factors” section, and the information included or incorporated by reference herein, including our audited consolidated financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2009, before you decide to exercise your subscription rights.

Company Information

Northwest Bancorporation, Inc. (the “Company”) was incorporated as a Washington corporation in 1991. In 1993, the Company became the bank holding company parent of Inland Northwest Bank (the “Bank”) by acquiring all the outstanding shares of common stock of the Bank in exchange for an equal number of shares of common stock of the Company. The Bank commenced operations in 1989 as a Washington State-chartered commercial bank. The Bank operates seven branch offices in Washington and four branches in Idaho; both states allow for statewide branching.

The Bank operates as a separate legal entity under the corporate umbrella of the Company. As a result, the Bank has its own board of directors and management comprised of persons known in the local community in which the Bank operates. The Bank provides a broad range of community banking services to commercial, small business and retail customers, offering a variety of transaction and savings deposit products, cash management services, secured and unsecured loan products, including revolving credit facilities, and letters of credit and similar financial guarantees. The strategy of the Bank is to focus on a niche market, offering personalized customer service while offering the sophisticated depository, cash management and lending services to individuals, professionals and small to mid-size businesses.

Our principal executive offices are located at 421 W. Riverside Avenue, Spokane, Washington, 99201, and our telephone number is (509) 456-8888.

For additional information about our business, see our annual and quarterly reports, and the other documents we file with the SEC, which are incorporated into this registration statement by reference. See “Where You Can Find More Information” on page 46.

The Rights Offering

The following summary describes the principal terms of the rights offering, but is not intended to be complete. See the information under the heading “Description of the Subscription Rights” in this prospectus for a more detailed description of the terms and conditions of the rights offering.

Securities Offered	We are distributing to you, at no charge, approximately 0.4192 of a non-transferable subscription right for each share of our common stock that you owned as of 5:00 p.m., Pacific Time, on the Record Date, either as a holder of record or, in the case of shares held of record by brokers, dealers, custodian banks or other nominees on your behalf, as a beneficial owner of such shares. Subscription rights may only be exercised in whole numbers; we will not issue fractional shares and will round all of the subscription rights down to the nearest whole number. We expect the gross proceeds from the rights offering to be approximately $4 million, unless we elect to increase the size of the offering which we reserve the right to do.

Basic Subscription Privilege	For each whole right that you own, you will have a basic subscription privilege to buy from us one share of our common stock at a subscription price of $4.00 per share. You may exercise your basic subscription privilege for some or all of your rights, or you may choose not to exercise your rights.

Over-Subscription Privilege	In the event that you purchase all of the shares of our common stock available to you pursuant to your basic subscription privilege, you may also choose to purchase a portion of any shares of our common stock that are not purchased by our other shareholders through the exercise of their basic subscription privileges.

If holders exercise their over-subscription privileges for more shares than are available to be purchased pursuant to the over-subscription privileges, either we would increase the size of the offering or we would allocate the shares of our common stock to be issued pursuant to the exercise of over-subscription privileges pro rata among those over-subscribing rights holders. “Pro rata” means in proportion to the number of shares of our common stock that you and the other subscription rights holders have agreed to purchase by exercising your basic subscription privileges. If you are not allocated the full amount of shares for which you oversubscribe, you will receive a refund of the subscription price, without interest or penalty, that you delivered for those shares of our common stock that are not allocated to you. The subscription agent will mail such refunds as soon as practicable after the completion of the offering.

Extended Over-Subscription Privilege	In the event that any shareholders fail to exercise their over-subscription privilege as of the expiration of the rights offering, we may, at our discretion, extend the rights offering for a limited time period to allow those shareholders who did exercise their over-subscription privilege to purchase additional shares of our common stock. We may extend the rights offering as many times as we deem necessary to complete the offering.

Subscription Price	$4.00 per share of common stock, payable in cash, which represents the average of the closing sales prices of our common stock for the 10 trading days ending on May 25, 2010, less a 30.8% discount. To be effective, any payment related to the exercise of a right must clear prior to the expiration of the rights offering.

Record Date	5:00 p.m., Pacific Time, on May 20, 2010.

Expiration of the Rights Offering	2:00 p.m., Pacific Time, on July 1, 2010, unless the expiration date is extended. We reserve the right to extend the rights offering at our sole discretion.

Use of Proceeds	We intend to use the proceeds of the rights offering to improve the capital position of our bank subsidiary and to retain the remaining net proceeds at our holding company for general corporate purposes.

Non-Transferability of Rights	The subscription rights may not be sold, transferred or assigned and will not be listed for trading on the OTC Bulletin Board or on any stock exchange or trading market.

No Board Recommendation	Our board of directors is making no recommendation regarding your exercise of the subscription rights. You are urged to make your decision based on your own assessment of our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

No Revocation	All exercises of subscription rights are irrevocable, even if you later learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock offered pursuant to this rights offering.

Federal Income Tax Considerations	The receipt and exercise of subscription rights pursuant to the basic subscription privilege or subscription for shares pursuant to the over-subscription privilege will generally not be taxable for U.S. federal income tax purposes. You should, however, seek specific tax advice from your tax advisor in light of your particular circumstances and as to the applicability and effect of any other tax laws. See “Material U.S. Federal Income Tax Treatment of Rights Distribution.”

Extension, Cancellation and Amendment	We have the option to extend the rights offering and the period for exercising your subscription rights for a period or successive periods, although we do not presently intend to do so. Our board of directors may cancel the rights offering at any time prior to the expiration of the rights offering for any reason. In the event that the rights offering is cancelled, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable. We also reserve the right to amend or modify the terms of the rights offering, including increasing the size of the offering, as appropriate.

Procedures for Exercising Rights	To exercise your subscription rights, you must take the following steps:

•

If you are a registered holder of our common stock, you may deliver payment and a properly completed rights certificate to the subscription agent, Registrar and Transfer Company, before 2:00 p.m., Pacific Time, on July 1, 2010, unless the expiration date is extended. You may deliver the documents and payments by mail or commercial carrier. If regular mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

•

If you are a beneficial owner of shares that are registered in the name of a broker, dealer, custodian bank or other nominee, or if you would rather an institution conduct the transaction on your behalf, you should instruct your broker, dealer, custodian bank or other nominee to exercise your subscription rights on your behalf and deliver all documents and payments before 2:00 p.m., Pacific Time, on July 1, 2010. If you wish to purchase shares of our common stock through the rights offering, please promptly contact your broker, dealer, custodian bank or other nominee as record holder of your shares. We will ask your record holder to notify you of the rights offering. You should complete and return to your record holder the form entitled “Beneficial Owner Election Form.”

Issuance of Common Stock	If you purchase shares of common stock through the rights offering, we will issue those shares to you as soon as practicable after the completion of the rights offering.

Shares Outstanding Before the Rights Offering	2,385,693 shares of our common stock were outstanding as of May 20, 2010.

Shares Outstanding After Completion of the Rights Offering	Assuming no options are exercised prior to the expiration of the rights offering and the full $4.0 million is subscribed for, we expect approximately 3,385,693 shares of our common stock will be outstanding immediately after completion of the rights offering. We reserve the right to increase the size of the offering, which would increase the number of shares outstanding.

Subscription Agent	Registrar and Transfer Company.

Fees and Expenses	We will pay the fees and all of our expenses related to the rights offering. We have engaged D.A. Davidson in connection with the rights offering. In connection with D.A. Davidson providing us with a fairness opinion and serving as our financial and marketing advisor, we will pay D.A. Davidson a fee of $75,000, and reimburse up to $20,000 of their reasonable out-of-pocket expenses.

Trading Symbol	Shares of our common stock are currently listed for quotation on the OTC Bulletin Board under the ticker symbol “NBCT” and the shares to be issued in connection with the rights offering will also be listed on the OTC Bulletin Board under the same symbol.

Additional Information	For additional information, please see the description of this offering contained in this prospectus or contact our President and Chief Executive Officer, Randall L. Fewel, at: Northwest Bancorporation, Inc., 421 W. Riverside Avenue, Spokane, Washington 99201, (509) 456-8888.

QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

What is the rights offering?

We are distributing, at no charge, to holders of our common stock non-transferable subscription rights to purchase shares of our common stock. You will receive approximately 0.4192 of a subscription right for each share of common stock you owned as of 5:00 p.m., Pacific Time, on May 20, 2010, the Record Date. The subscription rights will be evidenced by rights certificates. Each subscription right will entitle the holder to a basic subscription privilege and an over-subscription privilege.

What is the basic subscription privilege?

For each whole subscription right that you own, you will have a basic subscription privilege to buy from us one share of our common stock at a subscription price of $4.00 per share. You may exercise your basic subscription privilege for some or all of your subscription rights, or you may choose not to exercise any subscription rights.

For example, if you owned 1,000 shares of our common stock as of 5:00 p.m., Pacific Time, on the Record Date, you would receive 419 whole subscription rights (rounded down from 419.20) and would have the right to purchase 419 shares of common stock for $4.00 per share with your basic subscription privilege.

Subscription rights may only be exercised in whole numbers; we will not issue fractional shares and will round all of the subscription rights down to the nearest whole number. As a result, we may not issue the full number of shares authorized for issuance in connection with the rights offering. Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

What is the over-subscription privilege?

If you exercise all of the subscription rights distributed to you pursuant to the basic subscription privilege, you will also have the opportunity to purchase additional shares not purchased by other shareholders pursuant to their basic subscription privilege at the same subscription price per share that applies to the basic subscription privilege.

We will be able to satisfy your exercise of the over-subscription privilege only if other shareholders do not elect to purchase all of the shares offered under their basic subscription privilege. We will satisfy over-subscription requests to the extent sufficient shares are available following the exercise of rights under the basic subscription privilege, provided that we reserve the right to reject in whole or in part any over-subscription requests, regardless of the availability of shares to satisfy these requests. If over-subscription requests exceed shares available, we will allocate the available shares pro rata based on the number of shares each oversubscribing shareholder purchased under the basic subscription privilege. Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

Why are we conducting the rights offering?

We are conducting the rights offering to raise capital to support our bank subsidiary, Inland Northwest Bank, to put us in a position to take advantage of opportunities that might present themselves as a result of the turmoil in the banking industry, and to retain the remaining net proceeds at our holding company and for general corporate purposes. We believe that the rights offering will strengthen our financial condition by providing us with additional capital.

How was the $4.00 per full share subscription price determined?

In determining the subscription price, we considered a number of factors, including: the recommendation of a pricing committee of our board of directors, a fairness opinion of D.A. Davidson, the price at which our shareholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the need for liquidity and capital and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, the board also reviewed a range of discounts to market value represented by the subscription prices in various prior rights offerings of public companies. The subscription price was established at a price of $4.00 per full share, which represents the average of the closing sales prices of our common stock for the 10 trading days ending on May 25, 2010, less a 30.8% discount. The subscription price is not necessarily related to our book value, net worth or any other established criteria of value and may or may not be considered the fair value of our common stock to be offered in the rights offering.

We retained D.A. Davidson to advise us with respect to an appropriate per share price range for the subscription price of the shares in this rights offering and to render an opinion to our pricing committee and board of directors as to the fairness, from a financial point of view, of the rights offering to our existing shareholders taken as a whole. In connection with D.A. Davidson providing us with a fairness opinion and serving as our financial and marketing advisor, we have agreed to pay D.A. Davidson a fee of $75,000, and reimburse up to $20,000 of their reasonable out-of-pocket expenses.

Am I required to exercise the subscription rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. However, if you choose not to fully exercise your basic subscription privilege and other shareholders fully exercise their basic subscription privilege, the percentage of our common stock owned by these other shareholders will increase relative to your ownership percentage, and your voting and other rights will likewise be diluted. In addition, if you do not exercise your basic subscription privilege in full, you will not be entitled to subscribe to purchase additional shares pursuant to the over-subscription privilege and your ownership percentage in our common stock and related voting and other rights may be further diluted.

How soon must I act to exercise my subscription rights?

The subscription rights may be exercised at any time beginning on the date of this prospectus and prior to the expiration of the rights offering, which is July 1, at 2:00 p.m., Pacific Time. If you elect to exercise any rights, the subscription agent must actually receive all required documents and payments from you prior to the expiration of the rights offering. Although we have the option of extending the expiration of the rights offering, we currently do not intend to do so.

May I transfer my subscription rights?

No. You may not sell or transfer your subscription rights to anyone else.

Can our board of directors extend, cancel or amend the rights offering?

Yes. We have the option to extend the rights offering and the period for exercising your subscription rights, although we do not presently intend to do so. Our board of directors may cancel the rights offering at any time prior to the expiration of the rights offering for any reason. In the event that the rights offering is cancelled, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable. We also reserve the right to amend or modify the terms of the rights offering, including increasing the size of the offering, as appropriate.

Are we requiring a minimum subscription to complete the rights offering?

No. However, our board of directors reserves the right to cancel the rights offering for any reason, including if our board of directors believes that there is insufficient participation by our shareholders. If the rights offering is cancelled, all subscription proceeds received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, the subscription agent will return, without interest or penalty, as soon as practicable all subscription payments. If you own shares in “street name,” it may take longer for you to receive payment because the subscription agent will return payments through the record holder of the shares.

Has our board of directors made a recommendation to our shareholders regarding the rights offering?

No. Our board of directors is making no recommendation regarding your exercise of the subscription rights. Shareholders who exercise subscription rights risk investment loss on new money invested. We cannot assure you that the market price for our common stock will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to make your decision based on your own assessment of our business and the rights offering. Among other things, you should carefully consider the risks described under the heading “Risk Factors” in this prospectus and the risks described in documents incorporated by reference in this prospectus, including but not limited to the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009.

Will members of the board of directors and management be permitted to participate in the rights offering?

Yes. Members of our board and executive management team have indicated an interest in purchasing an aggregate of approximately $1,085,000 of our shares in the offering, including pursuant to the oversubscription privilege, if available. We caution you that the board of directors or members of the executive management team do not make any recommendation regarding your exercise of the subscription rights.

What will happen if I choose not to exercise my subscription rights?

If you do not exercise any subscription rights, the number of shares of our common stock you own will not change; however, due to the fact that shares will be purchased by other shareholders, your percentage ownership of the Company will be diluted after the completion of the rights offering.

How do I exercise my subscription rights?

You must properly complete the enclosed subscription rights certificate and deliver it, along with the full subscription price (including any amounts in respect of your over-subscription privilege), to the subscription agent before 2:00 p.m., Pacific Time, on July 1, 2010. If you use the mail, we recommend that you use insured, registered mail, return receipt requested.

You must timely pay the full subscription price for the full number of shares of common stock you wish to acquire under the basic subscription privilege and any over-subscription request by delivering to the subscription agent a certified check, or a personal check that clears before the expiration date of the rights offering. If you wish to use any other form of payment, then you must obtain the prior approval from us and make arrangements in advance for the delivery of such payment.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the elimination of fractional shares.

What form of payment must I use to pay the subscription price?

You must timely pay the full subscription price for the full number of shares of common stock you wish to acquire under the basic subscription privilege and any over-subscription request by delivering to the subscription agent a certified check, or a personal check that clears before the expiration date of the rights offering. If you wish to use any other form of payment, then you must obtain the prior approval of the subscription agent and make arrangements in advance with the subscription agent for the delivery of such payment.

What should I do if I want to participate in the rights offering, but my shares are held in the name of my broker, dealer, custodian bank or other nominee?

If you hold your shares of common stock in the name of a broker, dealer, custodian bank or other nominee, then your broker, dealer, custodian bank or other nominee is the record holder of the shares you own. You will not receive a subscription rights certificate. The record holder must exercise the subscription rights on your behalf for the shares of common stock you wish to purchase.

If you wish to purchase shares of our common stock through the rights offering, please promptly contact your broker, dealer, custodian bank or other nominee as record holder of your shares. We will ask your record holder to notify you of the rights offering. You should complete and return to your record holder the form entitled “Beneficial Owner Election Form.” You should receive this form from your record holder with the other rights offering materials. Your broker, dealer, custodian bank or other nominee may establish a deadline prior to the 2:00 p.m. Pacific Time on July 1, 2010, which we established as the expiration date of the rights offering.

When will I receive my new shares?

As soon as practicable after the expiration of the rights offering period, the subscription agent will arrange for the issuance of the shares of common stock purchased pursuant to the basic subscription privilege. Shares purchased pursuant to the over-subscription privilege will be issued as soon as practicable after the expiration date of the rights offering and following the completion of any pro-rations as may be necessary in the event the over-subscription requests exceed the number of shares available to satisfy such requests. Subject to state securities laws and regulations, we have the discretion to delay distribution of any shares you may have elected to purchase by exercise of your rights in order to comply with state securities laws.

After I send in my payment and rights certificate, may I cancel my exercise of subscription rights?

No. All exercises of subscription rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at a subscription price of $4.00 per share.

How many shares of our common stock will be outstanding after the rights offering?

As of May 20, 2010, we had 2,385,693 shares of our common stock issued and outstanding. We expect to issue approximately 1,000,000 shares of our common stock in this rights offering through the exercise of subscription rights. After the rights offering we anticipate that we will have approximately 3,385,693 shares of our common stock outstanding. We reserve the right to increase the size of the offering, which would increase the number of shares outstanding.

How much money will the company receive from the rights offering?

The total proceeds to us from the rights offering will depend on the number of subscription rights that are exercised. If we issue all 1,000,000 shares available in the rights offering, the total proceeds to us, before expenses, will be $4 million.

Are there risks in exercising my subscription rights?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional shares of our common stock and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the headings “Risk Factors” in this prospectus and the documents incorporated by reference in this prospectus.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable. If you own shares in “street name,” it may take longer for you to receive payment because payments will be returned through the record holder of your shares.

Will the subscription rights be listed on a stock exchange or national market?

The subscription rights may not be sold, transferred or assigned and will not be listed for trading on any stock exchange or market or on the OTC Bulletin Board. Our common stock will continue to trade on the OTC Bulletin Board under the ticker symbol “NBCT.”

How do I exercise my subscription rights if I live outside the United States?

We will not mail this prospectus or the rights certificates to shareholders whose addresses are outside the United States or who have an army post office or foreign post office address. The subscription agent will hold the rights certificates for their account. To exercise subscription rights, any foreign shareholders must notify the subscription agent and timely follow the procedures described in “Description of the Subscription Rights—Foreign Shareholders.”

What fees or charges apply if I purchase shares of the common stock?

We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you if you exercise your subscription rights. If you exercise your subscription rights through the record holder of your shares, you are responsible for paying any fees your record holder may charge you.

What are the material U.S. federal income tax consequences of exercising subscription rights?

The receipt and exercise of subscription rights pursuant to the basic subscription privilege or subscription for shares pursuant to the over-subscription privilege should generally not be taxable for U.S. federal income tax purposes. You should, however, seek specific tax advice from your tax advisor in light of your particular circumstances and as to the applicability and effect of any other tax laws. See “Material U.S. Federal Income Tax Treatment of Rights Distribution.”

To whom should I send my forms and payment?

If your shares are held in the name of a broker, dealer or other nominee, then you should send your subscription documents, rights certificate, and subscription payment to that record holder. If you are the record holder, then you should send your subscription documents, rights certificate, and subscription payment by hand delivery, first class mail or courier service to: Registrar and Transfer Company, the subscription agent for the rights offering as follows:

By First Class Mail:	By Hand or Overnight Courier (Until 5:00 p.m. Eastern Time on the expiration date of the rights offering):

Registrar and Transfer Company P.O. Box 645 Cranford, NJ 07016 Attn: Reorg/Exchange Dept.	Registrar and Transfer Company 10 Commerce Drive Cranford, NJ 07016 Attn: Reorg/Exchange Dept.

You should direct any questions or requests for assistance concerning the method of subscribing for the shares of common stock or for additional copies of this prospectus to our President and Chief Executive Officer, Randall L. Fewel at: Northwest Bancorporation, Inc., 421 W. Riverside Avenue, Spokane, Washington, 99201, (509) 456-8888.

You are solely responsible for completing delivery to the subscription agent of your subscription documents, rights certificate and payment. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent.

Who should I contact if I have other questions?

If you have other questions or need assistance, please contact our President and Chief Executive Officer, Randall L. Fewel at: Northwest Bancorporation, Inc., 421 W. Riverside Avenue, Spokane, Washington, 99201.

RISK FACTORS

Before you exercise your subscription rights to purchase shares of our common stock, you should be aware that an investment in our securities involves a high degree of risk. You should carefully consider the risks described below and the risks that we have highlighted in other sections of this prospectus, together with the other information included or incorporated by reference in this prospectus, including the risks described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the period ended December 31, 2009, as updated periodically in our filings with the SEC, before making an investment decision. The risks described below are not the only risks we face. The risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to the Rights Offering

The rights offering does not require a minimum amount of proceeds for us to close the offering, which means that if you exercise your rights, you may acquire additional shares of common stock in us when we do not have enough capital to execute our business strategy.

There is no minimum amount of proceeds required to complete the rights offering and your exercise of your subscription rights is irrevocable. We reserve the right to begin using the proceeds from this offering as soon as the funds have been received. Our management will retain broad discretion in the allocation of the net proceeds of this offering. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. There can be no assurance that we will receive sufficient funds to execute our business strategy and accomplish our objectives. See “Use of Proceeds.”

The market price of our common stock is volatile and may decline before or after the subscription rights expire.

The market price of our common stock could be subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things, actual or anticipated variations in our costs of doing business, operating results and cash flow, the nature and content of our earnings releases and our competitors’ earnings releases, changes in financial estimates by securities analysts, business conditions in our markets and the general state of the securities markets and the market for other financial stocks, changes in capital markets that affect the perceived availability of capital to companies in our industry, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as downturns in our economy and recessions.

Once you exercise your subscription rights, you may not revoke them. We cannot assure you that the market price of our common stock will not decline after you elect to exercise your subscription rights. If you exercise your subscription rights and, afterwards, the public trading market price of our common stock decreases below the subscription price, you will have committed to buying shares of our common stock at a price above the prevailing market price and could have an immediate unrealized loss. Our common stock is traded on the OTC Bulletin Board under the ticker symbol “NBCT,” and the last reported sales price of our common stock on the OTC Bulletin Board on May 25, 2010 was $6.00 per share. Moreover, we cannot assure you that following the exercise of your subscription rights you will be able to sell your common stock at a price equal to or greater than the subscription price. Until shares are delivered upon expiration of the rights offering, you will not be able to sell the shares of our common stock that you purchase in the rights offering.

If you do not fully exercise your subscription rights, your ownership interest will be diluted.

Assuming we sell the full offering amount, the rights offering will result in our issuance of approximately 1,000,000 shares of our common stock. If you choose not to fully exercise your subscription rights prior to the expiration of the rights offering, your relative ownership interest in our common stock will be diluted.

The subscription rights are not transferable and there is no market for the subscription rights.

You may not sell, transfer or assign your subscription rights. The subscription rights are only transferable by operation of law. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights. You must exercise the subscription rights and acquire additional shares of our common stock to realize any value that may be embedded in the subscription rights.

The subscription price determined for the rights offering is not an indication of the fair value of our common stock.

In determining the subscription price, the board of directors considered a number of factors, including: the recommendation of a pricing committee of the board of directors, the fairness opinion from D.A. Davidson, the price at which our shareholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the need for liquidity and capital and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, board of directors also reviewed a range of discounts to market value represented by the subscription prices in various prior rights offerings by other public companies. The subscription price represents the average of the closing sales prices of our common stock for the 10 trading days ending on May 25, 2010, less a 30.8% discount. The per share subscription price is not necessarily related to our book value, net worth or any other established criteria of fair value and may or may not be considered the fair value of our common stock to be offered in the rights offering. After the date of this prospectus, our common stock may trade at prices above or below the subscription price.

Because our management will have broad discretion over the use of the net proceeds from the rights offering, you may not agree with how we use the proceeds, and we may not invest the proceeds successfully.

While we currently anticipate that we will use the net proceeds of the rights offering to improve the capital position of our bank subsidiary, to support the growth the bank subsidiary has experienced the past two years, to put us in a position to take advantage of opportunities that might present themselves as a result of the turmoil in the banking industry and for general corporate purposes, our management may allocate the proceeds among these purposes as it deems appropriate. In addition, market factors may require our management to allocate portions of the proceeds for other purposes. Accordingly, you will be relying on the judgment of our management with regard to the use of the proceeds from the rights offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for us.

We may cancel the rights offering at any time prior to the expiration of the rights offering, and neither we nor the subscription agent will have any obligation to you except to return your subscription payments.

We may, in our sole discretion, decide not to continue with the rights offering or cancel the rights offering prior to the expiration of the rights offering. If the rights offering is cancelled, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights will be rejected.

Shareholders that desire to purchase shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration of the rights offering at 2:00 p.m., Pacific Time, on July 1, 2010. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the subscription agent prior to the expiration of the rights offering. We are not responsible if your broker, dealer, custodian bank or nominee fails to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration of the rights offering. If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the rights offering prior to the expiration of the rights offering, the subscription agent may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. Neither we nor the subscription agent will undertake to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

Risks Related to Our Common Stock

Our ability to pay dividends is limited, and we may be unable to pay future dividends without the prior written consent of the Federal Reserve.

Substantially all of our activities are conducted through the Bank, and, consequently, as the parent company of the Bank, we receive substantially all of our revenue as dividends from the Bank. Our ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital. The ability of our banking subsidiary to pay dividends to us is limited by its obligations to maintain sufficient capital and by other general restrictions on its dividends that are applicable to banks that are regulated by the Federal Deposit Insurance Corporation, or FDIC. As further described below, we are currently unable to pay dividends on our common stock without prior regulatory approval.

We may issue additional shares of our common stock in the future, which would dilute your ownership if you did not, or were not permitted to, invest in the additional issuances.

Our amended and restated articles of incorporation authorize our board of directors, without shareholder approval, to, among other things, issue additional common stock in connection with future equity offerings, convertible or debt offerings and acquisitions of securities or assets of other companies. Given the current market conditions and overall economy, we expect to issue additional equity and convertible debt securities to raise additional capital to support our business. The issuance of any additional shares of common stock or convertible securities could be substantially dilutive to shareholders of our common stock if they do not to invest in future offerings. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common stock in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our shareholders may experience further dilution. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, our shareholders may not be permitted to invest in future issuances of our common stock and as a result will be diluted.

Our common stock is equity and therefore is subordinate to our indebtedness and preferred stock.

Shares of our common stock are equity interests in the Company and do not constitute indebtedness. As such, shares of our common stock will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of any holders of our preferred stock then outstanding.

Because of our participation in the U.S. Department of the Treasury’s Capital Purchase Program, we are subject to several restrictions including restrictions on our ability to declare or pay dividends and repurchase our shares.

Under the terms of the preferred stock we issued to the U.S. Department of the Treasury (the “Treasury”) in connection with our participation in its Capital Purchase Program, we are required to receive prior consent from Treasury for any increase, during the three year period beginning February 13, 2009, in the payment of dividends by the Company that would exceed the last annual cash dividend of $0.20 per share. Prior consent of Treasury will also be required after February 13, 2012 until February 13, 2019 for any annual increase of 3% or more in aggregate common dividends per share. From and after February 13, 2019, the Company will be prohibited from paying any common dividends or repurchasing any equity securities or trust preferred securities until all of the preferred stock held by Treasury has been redeemed in whole or Treasury has transferred all of the preferred stock to third parties.

We may issue debt and equity securities or securities convertible into equity securities, which are senior to our common stock as to distributions and in liquidation, which could negatively affect the value of our common stock.

In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing that is unsecured or secured by all or up to all of our assets, or by issuing debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, common stock or securities convertible into common stock. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to the holders of our common stock. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

Risks Related to Our Business

Prior to the first quarter of this year, we incurred significant losses over the prior five quarters, and may continue do so in the future, and we can make no assurances as to whether we will be able to maintain profitability.

Cumulatively, from the fourth quarter of 2008 until the quarter ended December 31, 2009, we incurred a net loss available to common shareholders of $5.3 million, or a loss of $2.23 per common share, primarily due to increased provision for loan losses. In light of the current economic environment, significant additional provisions for loan losses may be necessary to supplement the allowance for loan losses in the future. As a result, we may incur significant loan costs throughout 2010, which would continue to have an adverse impact on our financial condition and results of operations and the value of our common stock. Additional loan losses or impairment charges could cause us to incur a net loss in the future and could adversely affect the price of, and market for, our common stock.

We cannot assure you whether or when certain agreements entered into with our regulators will be lifted.

In April, 2010, the Company executed a memorandum of understanding (“MOU”) with the Federal Reserve Bank of San Francisco (the “Reserve Bank”). The MOU is an informal administrative agreement pursuant to which the Company has agreed to take various actions and comply with certain requirements to facilitate improvement in its financial condition. In accordance with the MOU, the Company agreed, among other things, to (a) utilize financial and managerial resources to function in a safe and sound manner; (b) obtain prior written approval from the Reserve Bank before receiving dividends or any other form of payment or distribution from the Bank; (c) refrain from paying any dividends, payments on trust preferred securities or make other capital distributions without prior regulatory approval; (d) refrain from incurring, increasing, renewing or guaranteeing any existing debt, or issuing any trust preferred securities without prior regulatory approval; (e) refrain from purchasing, redeeming or otherwise acquiring any of its stock without prior regulatory approval; (f) refrain from appointing any new director or senior executive officer or changing the responsibilities of any senior officer without prior regulatory approval; (g) comply with restrictions on indemnification and severance payments; (h) submit written progress reports detailing the Company’s compliance with the MOU within 30 days after the end of each quarter.

In addition, during April, 2010, the Bank executed an MOU with the FDIC and the Washington Department of Financial Institutions (the “WDFI”) pursuant to which the Bank has agreed, among other things, to (a) provide prior notice to, and receive prior approval from, the FDIC and the WDFI prior to appointing any new director or senior executive officer or changing the responsibilities of any senior officer; (b) eliminate or correct all violations of law and contraventions and take steps to ensure future compliance with all applicable laws and regulations; (c) have and maintain its Tier 1 capital equal to or above 10% of the Bank’s adjusted total assets and maintain capital ratios above “Well Capitalized” thresholds without causing a deduction from the Bank’s allowance for loan and lease losses; (d) maintain a fully funded allowance for loan and lease losses; (e) refrain from paying dividends or otherwise reducing the Bank’s capital without prior regulatory approval; (f) refrain from engaging in any transactions, without prior regulatory approval, that would materially change the balance sheet composition, including growth in total assets of five percent or more or significant changes in funding sources; (g) formulate and implement a written three-year profit plan that includes goals and strategies for improving and sustaining the earnings of the Bank; (h) eliminate by charge-off or collection, all assets classified as “Loss”; (i) reduce the dollar amount of assets classified as “Substandard”; (j) develop a written plan to reduce the amount of loans for acquisitions, development, construction and commercial real estate; (k) develop and implement a written policy to improve guidance and control over the Bank’s lending management function; (l) revise and implement a written liquidity and funds management policy; and (m) submit written progress reports detailing the Bank’s compliance with the MOU within 30 days after the end of each quarter.

The MOUs will remain in effect until modified or terminated by the Reserve Bank, the FDIC and the WDFI. We cannot assure you whether or when the MOUs will be lifted or terminated. Even if lifted or terminated, we may still be subject to other agreements with regulators that restrict our activities. The requirements and restrictions of the MOUs are judicially enforceable and the failure of the Company or the Bank to comply with such requirements and restrictions may subject the Company and the Bank to additional regulatory restrictions including: the imposition of civil monetary penalties; the issuance of directives to increase capital or enter into a strategic transaction, whether by merger or otherwise, with a third party; the appointment of a conservator or receiver for the Bank; the termination of insurance of deposits; the issuance of removal and prohibition orders against institution-affiliated parties; and the enforcement of such actions through injunctions or restraining orders.

Our business is subject to the success of the local economies where we operate.

Our success significantly depends upon the growth in population, income levels, deposits and housing starts in our primary and secondary markets. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. We are currently experiencing adverse economic conditions in some of our market areas, which affect the ability of our customers to repay their loans to us and generally negatively affect our financial condition and results of operations. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies and are thus disproportionately impacted. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas if they do materialize in the future.

The market value of the real estate securing our loans as collateral has been adversely affected by the slowing economy and unfavorable changes in economic conditions in our market areas and could be further adversely affected in the future. As of March 31, 2010, approximately 79% of our loans receivable were secured by real estate. Any sustained period of increased payment delinquencies, foreclosures or losses caused by the adverse market and economic conditions, including the downturn in the real estate market, in the States of Washington and Idaho will adversely affect the value of our assets, our revenues, results of operations and financial condition. Currently, we are experiencing such an economic downturn, and if it continues, our operations could be further adversely affected.

We make and hold in our portfolio a significant number of land acquisition and development and construction loans, which pose more credit risk than other types of loans typically made by financial institutions.

We offer land acquisition and development and construction loans for builders and developers. As of March 31, 2010, approximately $35.1 million of our loan portfolio represents loans for which the related property is neither presold nor preleased. These land acquisition and development and construction loans are considered more risky than other types of residential mortgage loans. The primary credit risks associated with land acquisition and development and construction lending are underwriting, project risks and market risks. Project risks include cost overruns, borrower credit risk, project completion risk, general contractor credit risk, and environmental and other hazard risks. Market risks are risks associated with the sale of the completed residential units. They include affordability risk, which means the risk of affordability of financing by borrowers, product design risk, and risks posed by competing projects. While we believe we have established adequate reserves on our financial statements to cover the credit risk of our land acquisition and development and construction loan portfolio, there can be no assurance that losses will not exceed our reserves, which could adversely impact our earnings. Given the current environment, we expect that loans in our loan portfolio could result in a material level of charge-offs, which will negatively impact our capital and earnings.

Current and anticipated deterioration in the housing market and the homebuilding industry may lead to increased loss severities and further worsening of delinquencies and nonperforming assets in our loan portfolios. Consequently, our results of operations may be adversely impacted.

There has been substantial industry concern and publicity over asset quality among financial institutions due in large part to issues related to subprime mortgage lending, declining real estate values and general economic concerns. The Bank’s nonperforming assets peaked in the fourth quarter of 2008 at $18.8 million, representing 4.7% of total assets. At March 31, 2010, the Bank’s nonperforming assets were $12.4 million representing 3.1% of total assets. Furthermore, the housing and the residential mortgage markets recently have experienced a variety of difficulties and changed economic conditions. If market conditions continue to deteriorate, they may lead to additional valuation adjustments on our loan portfolios and real estate owned as we continue to reassess the market value of our loan portfolio, the losses associated with the loans in default and the net realizable value of real estate owned.

The homebuilding industry has experienced a significant and sustained decline in demand for new homes and an oversupply of new and existing homes available for sale in various markets, including some of the markets in which we lend. Our customers who are builders and developers face greater difficulty in selling their homes in markets where these trends are more pronounced. Consequently, we are facing increased delinquencies and nonperforming assets as these builders and developers are forced to default on their loans with us. We do not anticipate that the housing market will improve in the near-term, and accordingly, additional downgrades, provisions for loan losses and charge-offs related to our loan portfolio may occur.

Our net interest income could be negatively affected by interest rates adjustments by the Federal Reserve, as well as by competition in our primary market area.

As a financial institution, our earnings are significantly dependent upon our net interest income, which is the difference between the interest income that we earn on interest-earning assets, such as investment securities and loans, and the interest expense that we pay on interest-bearing liabilities, such as deposits and borrowings. Therefore, any change in general market interest rates, including changes resulting from changes in the Federal Reserve’s fiscal and monetary policies, affects us more than non-financial institutions and can have a significant effect on our net interest income and total income. Our assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristics of the assets and liabilities. As a result, an increase or decrease in market interest rates could have material adverse effects on our net interest margin and results of operations.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

Our success depends to a significant extent upon the quality of our assets, particularly loans. In originating loans, there is a substantial likelihood that credit losses will be experienced. The risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan.

Our loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. As a result, we may experience significant loan losses, which could have a material adverse effect on our operating results. Management makes various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses in an attempt to cover any loan losses that may occur. In determining the size of the allowance, we rely on an analysis of our loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions and other pertinent information. Our determination of the size of the allowance could be understated due to deviations in one or more of these factors.

If our assumptions are wrong, our current allowance may not be sufficient to cover future loan losses, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Material additions to our allowance would materially decrease our net income. As a result of the downturn in the economy, we have increased our allowance for loan losses from $4.7 million as of December 31, 2008 to $7.2 million as of March 31, 2010. We expect to continue to add to the allowance during the remainder of 2010, however, we can make no assurance that our allowance will be adequate to cover future loan losses given current and future market conditions.

In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on our operating results.

We may need to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. Following this rights offering, we may at some point need to raise additional capital to support our business as a result of our losses. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and operate our business could be materially impaired.

Our deposit insurance premium could be substantially higher in the future, which could have a material adverse effect on our future earnings.

The FDIC insures deposits at the Bank and at other financial institutions. The FDIC charges insured financial institutions premiums to maintain the Deposit Insurance Fund at a certain level. Current economic conditions have caused bank failures and expectations for additional bank failures, in which case the FDIC, through the Deposit Insurance Fund, ensures payments of customer deposits at failed banks up to insured limits. In addition, deposit insurance limits on customer deposit accounts have generally increased to $250,000 from $100,000 and the FDIC adopted the Temporary Liquidity Guarantee Program (TLGP) for noninterest-bearing transaction deposit accounts. These developments will cause the premiums assessed by the FDIC to increase and will materially increase our noninterest expense. An increase in the risk category of the Bank would also cause our premiums to increase. Whether through adjustments to base deposit insurance assessment rates, significant special assessments or emergency assessments under the TLGP, increased deposit insurance premiums could have a material adverse effect on our earnings.

We face regulatory risks related to our commercial real estate loan concentrations.

Commercial real estate is cyclical and poses risks of possible loss due to concentration levels and similar risks of the asset class. As of March 31, 2010, approximately 47% of our loan portfolio consisted of commercial real estate loans. The banking regulators have begun giving commercial real estate lending greater scrutiny and may require banks with higher levels of commercial real estate loans to implement more conservative underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly requiring higher levels of allowances for possible loan losses and capital levels as a result of commercial real estate lending growth and exposures.

Our loan portfolio has commercial and industrial loans that include risks that may be greater than the risks related to residential loans.

Our commercial and industrial loan portfolio was $55.0 million at March 31, 2010, comprising 17% of loans receivable. Commercial and industrial loans generally carry larger loan balances and involve a greater degree of financial and credit risk than home equity loans or residential mortgage loans. Any significant failure to pay on time by our customers would hurt our earnings. The increased financial and credit risk associated with these types of loans is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties and the increased difficulty of evaluating and monitoring these types of loans. In addition, when underwriting a commercial or industrial loan, we may take a security interest in commercial real estate, and, in some instances upon a default by the borrower, we may foreclose on and take title to the property, which may lead to potential financial risk for us under applicable environmental laws. If hazardous substances were discovered on any of these properties, we may be liable to governmental entities or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether we knew of, or were responsible for, the contamination.

Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate or commercial project. If the cash flow from the project is reduced, a borrower’s ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, we may be compelled to modify the terms of the loan. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor. As a result, repayment of these loans may, to a greater extent than residential loans, be subject to adverse conditions in the real estate market or economy.

If we are unable to increase our share of deposits in our market, we may accept out of market and brokered deposits, the costs of which may be higher than expected.

We can offer no assurance that we will be able to maintain or increase our market share of deposits in our highly competitive service area. If we are unable to do so, we may be forced to accept increased amounts of out of market or brokered deposits. As of March 31, 2010, we had approximately $45.0 million in out of market deposits, including brokered deposits, which represented approximately 13% of our total deposits. At times, the cost of out of market and brokered deposits exceeds the cost of deposits in our local market. In addition, the cost of out of market and brokered deposits can be volatile, and if we are unable to access these markets or if our costs related to out of market and brokered deposits increases, our liquidity and ability to support demand for loans could be adversely affected.

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

Our business also is subject to laws, rules and regulations regarding the disclosure of non-public information about our customers to non-affiliated third parties. Our operations on the Internet are not currently subject to direct regulation by any government agency in the United States beyond regulations applicable to businesses generally. A number of legislative and regulatory proposals currently under consideration by the federal, state and local governmental organizations may lead to laws or regulations concerning various aspects of our business on the Internet, including: user privacy, taxation, content, access charges, liability for third-party activities and jurisdiction. The adoption of new laws or a change in the application of existing laws may decrease the use of the Internet, increase our costs or otherwise adversely affect our business.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Additionally, we cannot predict the effect of any legislation that may be passed at the state or federal level in response to the recent deterioration of the subprime, mortgage, credit and liquidity markets. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

Our financial condition and results of operations are reported in accordance with accounting principles generally accepted in the United States (“GAAP”). While not impacting economic results, future changes in accounting principles issued by the Financial Accounting Standards Board could impact our earnings as reported under GAAP. As a public company, we are also subject to the corporate governance standards set forth in the Sarbanes-Oxley Act of 2002, as well as applicable rules and regulations promulgated by the SEC. Complying with these standards, rules and regulations has and continues to impose administrative costs and burdens on us.

Additionally, political conditions could impact our earnings. Acts or threats of war or terrorism, as well as actions taken by the United States or other governments in response to such acts or threats, could impact the business and economic conditions in which we operate.

We are subject to executive compensation restrictions because of our participation in the U.S. Treasury’s TARP Capital Purchase Program.

We are subject to TARP rules and standards governing executive compensation, which generally apply to our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated senior executive officers and, with recent amendments, apply to a number of other employees. The standards include (i) a requirement to recover any bonus payment to senior executive officers or certain other employees if payment was based on materially inaccurate financial statements or performance metric criteria; (ii) a prohibition on making any golden parachute payments to senior executive officers and certain other employees; (iii) a prohibition on paying or accruing any bonus payment to certain employees, except as otherwise permitted by the rules; (iv) a prohibition on maintaining any plan for senior executive officers that encourages such officers to take unnecessary and excessive risks that threaten the Company’s value; (v) a prohibition on maintaining any employee compensation plan that encourages the manipulation of reported earnings to enhance the compensation of any employee; and (vi) a prohibition on providing tax gross-ups to senior executive officers and certain other employees. These restrictions and standards could limit our ability to recruit and retain executives.

OUR BUSINESS

The Company is a bank holding company providing banking and other financial services throughout Eastern Washington and North Idaho to consumers and to small- and medium-sized businesses, including the owners and employees of those businesses. Through our banking subsidiary, Inland Northwest Bank, we offer an array of banking products and services to the communities we serve, including accepting time and demand deposits and originating commercial loans, real estate loans, Small Business Administration guaranteed loans and consumer loans. We derive our income primarily from interest received on real estate related loans, commercial loans and consumer loans and, to a lesser extent, interest on investment securities, fees received in connection with servicing loan and deposit accounts. Our major operating expenses are the interest we pay on deposits and borrowings and general operating expenses. We rely primarily on locally generated deposits to provide us with funds for making loans but we have also used brokered deposits to fund loan demand.

We are subject to competition from other financial institutions and our operating results, like those of other financial institutions operating exclusively or primarily in the Northwest, are significantly influenced by economic conditions in Washington and Idaho, including the strength of the real estate market. In addition, both the fiscal and regulatory policies of the federal government and regulatory authorities that govern financial institutions and market interest rates also impact our financial condition, results of operations and cash flows.

Recent Developments

Results of Operations

The Company recognized a net loss applicable to common shares of $3.9 million for the year ended December 31, 2009, compared to a net loss applicable to common shares of $275 thousand for the year ended December 31, 2008. This reduction in earnings is due primarily to an increase in the provision for loan losses of $3.4 million and is a reflection of national and regional economic factors that affect our customers and their ability to repay loans as agreed. Additionally, the Company’s earnings applicable to common shares were further reduced by $596 thousand due to preferred stock dividends and discount accretion, which is related to the Company’s issuance of preferred stock to the Treasury under the Capital Purchase Program.

The Company reported net income applicable to common shares of $417 thousand for the three months ended March 31, 2010, compared to a net loss applicable to common shares of $343 thousand for the comparable period in 2009. The improvement in operating results compared to the first three months of 2009 is largely attributable to increased net interest income, lower provision for loan losses and increased noninterest income. On an annualized basis, the first quarter net income equates to a 0.42% return on average assets and a 4.91% return on average equity.

During the first three months of 2010, total assets increased $4.5 million, or 1.2%. Total gross loans decreased $6.5 million, or 2.0%, and deposits increased $5.6 million, or 1.6%, during the same period.

During the three months ended March 31, 2010, net interest income was $3.6 million, up from $3.1 million in the same quarter of 2009 and comparable to $3.7 million in the fourth quarter of 2009. The net interest margin improved 64 basis points between the quarter ended March 31, 2010 and the same quarter of 2009, and improved by 4 basis points between the first quarter of 2010 and the fourth quarter of 2009.

The Company’s provision for loan losses during the three months ended March 31, 2010 was $500 thousand, which is a substantial decrease from the $1.2 million added to the provision for the same period in 2009, and the $2.0 million added to the provision for the fourth quarter of 2009. Over the course of 2009, the Company increased the allowance for loan losses dramatically to address higher levels of charged-off loans and indications of future probable losses. During the first quarter of 2010, charge-offs were lower than anticipated, therefore a significantly lower provision was required in order to maintain the allowance for loan losses at an appropriate level.

Another important factor in determining the appropriate level of provisioning is the quantity of nonperforming loans. From the first quarter 2009 to the first quarter 2010 nonperforming loans dropped $5.0 million, from $14.0 million to $9.0 million. This, too, contributed to the lower provision during the first quarter of this year.

Net charge-offs for the first three months of 2010 were $407 thousand compared to net charge-offs of $464 thousand for the same quarter of 2009, and $1.2 million for the fourth quarter of 2009. Annualized net charge-offs were 0.51% and 0.54% of average gross loans for the three months ended March 31, 2010 and 2009, respectively, which are slightly greater than the five-year average of 0.44% through the year ended December 31, 2009. The majority of net charge-offs during the first quarter of 2010 were due to losses on real estate secured loans (59.2% of total net charge-offs) and commercial non-real estate secured loans (34.4% of total net charge-offs). The majority of net charge-offs for the first quarter of 2009 resulted from real estate secured loans (94.6% of total net charge-offs). While the dollar amount of charge-offs between the first quarter of 2010 and the same quarter of 2009 has decreased only slightly, there was a dramatic shift in the source of net charge-offs. This shift resulted from: (a) the Company’s change in lending practices on real estate secured loans, and (b) depressed economic conditions in our market areas, which have caused some commercial borrowers even more financial distress than in the same period last year.

In light of net losses incurred over previous quarters, the Company’s management has taken steps to increase noninterest income and reduce noninterest expenses where possible, as detailed below.

For the three months ended March 31, 2010, noninterest income was $941 thousand, an increase of $116 thousand, or 14.1%, from the same period in 2009. The increase in noninterest income was attributable to a $7 thousand, or 4.5%, improvement in gain on sale of mortgage loans and to a $224 thousand B&O tax refund; noninterest income in 2009 included $145 thousand in nonrecurring life insurance proceeds.

Noninterest expense for the three months ended March 31, 2010 was $3.2 million, a slight increase of $13 thousand or 0.4%, from the same period in 2009.

Salaries and employee benefits for the first quarter of 2010 decreased $165 thousand, or 9.5%, compared to the same period in 2009. Contributing to the overall decrease were cost cutting measures taken to reduce staffing levels and reductions in the amount of incentive compensation paid to loan officers for commercial loan production. Full-time employee equivalents (“FTEs”) declined 7.0% from 114 FTEs as of March 31, 2009 to 106 FTEs as of March 31, 2010.

During the first quarter of 2010, occupancy and equipment expense (including depreciation and amortization) was $21 thousand higher than the same period in 2009. The increased expense is primarily due to higher depreciation costs for a bank branch that was moved from inside a grocery store to a free-standing facility in February 2010.

Other noninterest expenses for the first quarter of 2010 increased $157 thousand, or 16.8%, compared to the same period in 2009. Year over year, costs related to maintaining or selling real estate owned or for properties securing nonperforming loans increased $177 thousand. In addition, FDIC insurance premiums grew 67.9% from $121 thousand in the first quarter of 2009 to $203 thousand in the first quarter of 2010. These increases in expenses were largely offset by overall cost cutting measures in several other operating expense categories including: outside professional fees, advertising and promotion costs, and stationery and supplies expenses.

Financial Condition

As of March 31, 2010, the Company had $34.9 million of securities, which is an increase of $10.1 million from December 31, 2009. This increase is a result of a combination of declining loan demand and a conscious effort by management to increase on-balance sheet liquidity in light of the current economy. With the exception of corporate bonds, with a fair value of $1.9 million, all securities at March 31, 2010, are obligations of the Treasury, U.S. agencies, and state or municipal governments. As of March 31, 2010, the securities portfolio included a net unrealized gain of $505 thousand.

At March 31, 2010, the Company reported $315 million in gross loans, a decrease of $6.5 million, or 2.0%, compared to December 31, 2009. This decrease is primarily attributable to a $16.5 million, or 48.4%, reduction in commercial construction loans and a $1.7 million, or 4.7%, reduction in land and land acquisition loans; these decreases were partially offset by an increase of $11.3 million, or 8.2%, in commercial real estate loans. Management plans to limit loan growth or even further reduce loan balances as part of a strategy to re-balance assets and liabilities to increase liquidity and moderate growth in higher risk-weighted assets. As part of this strategy, the Company has discontinued purchasing new loans from other banks, and is limiting new loans for land development, speculative construction and non-owner occupied commercial real estate.

Nonperforming assets, which included nonaccrual loans, foreclosed real estate and other repossessed assets, showed marked improvement over the previous quarter with a decrease of $2.9 million, or 18.9%, to $12.4 million at March 31, 2010. Nonperforming assets as a percentage of total assets were 3.1% as of March 31, 2010, and 3.9% as of December 31, 2009.

Nonperforming loans decreased $2.6 million, or 22.5%, from $11.7 million at December 31, 2009, to $9.0 million at March 31, 2010. Of the $9.0 million in nonaccrual loans, management believes $3.5 million is well protected by collateral and is expected to be paid in full. The majority of the remaining $5.5 million is supported by collateral but carries a risk of loss for a portion of the outstanding balance. When a risk of loss has been identified, an appropriate reserve for the loss is also established through an impaired loan analysis which considers estimated fair market value of collateral, net of selling costs. As of March 31, 2010, approximately $1.7 million was designated in the Loan Loss Reserve as specific reserves for nonaccrual loans.

All nonaccrual loans are in the process of collection or under some form of a negotiated agreement for repayment of the debt. Nearly half of the nonaccrual balances are related to participation loans purchased from other banks. In most cases, there is either reasonable or strong collateral support. Management is aggressively working with the banks that originated the loans and the related borrowers so that these loans can be paid or restructured as performing loans.

As of March 31, 2010, the allowance for loan losses was $7.2 million, an increase of $1.7 million, or 31.6%, over March 31, 2009. These allowance balances represent 2.3% and 1.6% of gross loans outstanding as of March 31, 2010 and 2009, respectively. The increase in the allowance for loan losses over the past four quarters was driven primarily by a higher level of estimated required reserves as a result of ongoing depressed economic conditions in our market areas.

As of March 31, 2010, the Company reported $343.3 million in deposits, which represents an increase of $5.6 million over total deposits reported as of December 31, 2009. Time certificates of deposits declined $11.0 million while other interest bearing deposits increased $17.2 million; noninterest bearing demand deposits decreased $574 thousand. Core deposits, which exclude time certificates of deposit, provide a relatively stable funding source. Core deposits increased $16.6 million, or 10.1%, during the first quarter of 2010 and represented 52.8% and 48.8% of total deposits as of March 31, 2010 and December 31, 2009, respectively. For all of 2009, core deposits increased $35.4 million, or 27.3% over 2008.

In order to retain existing deposits, and to attract new deposits, the Company has strived to remain competitive on deposit rates. Compared to the first three months of last year, the Company has been successful in decreasing the deposit rates and has reduced the Company’s average cost of funds by 52 basis points since March 31, 2009.

Banking regulations require the Company and Bank to maintain minimum levels of capital. The Bank manages its capital to maintain a “well capitalized” designation (the FDIC’s highest rating). In order to receive a “well-capitalized” rating from the FDIC, the Bank must maintain or exceed capital levels of 10% of total risk-based assets. At March 31, 2010, the Bank’s total capital to risk weighted assets was 12.37% compared to 11.94% reported as of December 31, 2009. The Company manages its capital to maintain or exceed capital levels of 8% of total risk-based assets. At March 31, 2010, the Company’s total capital to risk weighted assets was 12.57%

compared to 12.20% reported as of December 31, 2009. The improved capital ratios for the Company and the Bank reflect the Bank’s net income for the first quarter of 2010 combined with a change in the mix of risk-weighted assets.

Informal Regulatory Agreements

In April, 2010, the Company executed the Reserve Bank MOU. This agreement is intended to enhance the Company’s ability to act as a source of strength to the Bank by requiring the Company to take various actions and comply with certain requirements to facilitate improvement in its financial condition. In accordance with the MOU, the Company agreed, among other things, to: function in a safe and sound manner; refrain from receiving dividends or other capital from the Bank or paying any dividends or making other capital distributions; refrain from incurring, increasing, renewing or guaranteeing any existing debt, or issuing or making payment on any trust preferred securities; refrain from purchasing, redeeming or otherwise acquiring any of its stock; refrain from making changes in the board or senior management; restrict indemnification and severance payments; and to submit written progress reports detailing the Company’s compliance with the MOU.

In addition, during April, 2010, the Bank executed an MOU with the FDIC and the WDFI pursuant to which the Bank has agreed, among other things, to: refrain from making changes in the board or senior management; ensure compliance with all applicable laws and regulations; preserve and increase capital levels; maintain a fully funded allowance for loan and lease losses; restrict payment of dividends or other reductions in Bank’s capital; refrain from conducting transactions that would materially change the balance sheet composition; implement a written three-year profit plan to improve and sustain the earnings of the Bank; eliminate all assets classified as “Loss” and reduce the dollar amount of assets classified as “Substandard”; reduce the amount of loans for acquisitions, development, construction and commercial real estate; improve the Bank’s lending management function; revise and implement a written liquidity and funds management policy; and submit written progress reports detailing the Bank’s compliance with the MOU.

The MOUs will remain in effect until modified or terminated by the Reserve Bank, the FDIC and the WDFI. We do not expect the actions called for by the MOUs to change our business strategy in any material respect, although they may have the effect of limiting or delaying the Bank’s or the Company’s ability or plans to expand. The board of directors and management of the Bank and the Company have taken various actions to comply with the MOUs, and will diligently endeavor to take all actions necessary for compliance. Management believes that the Bank and the Company are currently in substantial compliance with the terms of the MOUs, although formal determinations of compliance with the MOUs can only be made by the regulatory authorities, and the Company’s and Bank’s ability to comply with the MOUs may be affected by factors outside of the Company’s control. See “Risk Factors.”

USE OF PROCEEDS

Assuming all of the rights in the offering are subscribed, we estimate that the net proceeds to us from the sale of our common stock offered in the rights offering, after deducting estimated offering expenses, will be approximately $3.96 million. We are conducting the rights offering to raise capital to improve the capital position of our bank subsidiary, to put us in a position to take advantage of opportunities that might present themselves as a result of turmoil in the banking industry, and to retain the remaining net proceeds at our holding company for general corporate purposes. General corporate purposes may include: providing additional capital to support our banking subsidiary; repayment of debt or the interest payments thereon; payment of dividends on our outstanding Series A and Series B preferred stock issued to the Treasury in connection with our participation in the Capital Purchase Program; and the potential repurchase of our capital stock, including the Series A and Series B preferred stock and any other purposes that we may specify in any prospectus supplement.

Our management will retain broad discretion in the allocation of the net proceeds of this offering. Until we designate the use of net proceeds, we will invest them temporarily in liquid securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. From time to time, we may engage in additional capital financings as we determine to be appropriate based upon our needs and prevailing market conditions. These additional capital financings may include the sale of common stock and other securities.

DETERMINATION OF OFFERING PRICE

In determining the subscription price, the board of directors considered a number of factors, including: the recommendation of a pricing committee of the board, the fairness opinion of D.A. Davidson, the price at which our shareholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the need for liquidity and capital and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, the board of directors also reviewed a range of discounts to market value represented by the subscription prices in various prior rights offerings of public companies. The subscription price for a subscription right is $4.00 per full share, which represents the average of the closing sales prices of our common stock for the 10 trading days ending on May 25, 2010, less a 30.8% discount. The subscription price is not necessarily related to our book value, net worth or any other established criteria of value and may or may not be considered the fair value of our common stock to be offered in the rights offering.

We retained D.A. Davidson to advise us with respect to an appropriate per share price range for the subscription price of our shares in this rights offering. D.A. Davidson delivered its analysis, which was prepared using customary methodologies in the investment banking industry, to our board of directors prior to the meeting of our board of directors and then met with our board of directors on May 25, 2010. As part of its analysis, D.A. Davidson, among other things, reviewed the general financial and market conditions generally and in Oregon, Washington and Idaho, reviewed the trading multiples of our common stock relative to comparable companies, with a focus on multiples of tangible book value, reviewed pricing of precedent stock offerings by bank and thrift institutions including rights offerings, reviewed the current and recent historical trading prices and volume of our common stock, reviewed valuation considerations, including tangible book value per share estimates in respects to our current asset quality metrics based on various methodologies used by investors to estimate potential losses in our loan portfolio, discussed the implications of our existing capital structure as it pertains to investor perception and valuation, performed an analysis of our stockholders’ equity and tangible book value per share both under our existing capital structure and on a pro forma basis under various potential outcomes of the rights offering. In addition, D.A. Davidson had discussions with management and other representatives and advisors of the Company concerning the business, financial condition, results of operations and forecasts. We also retained D.A. Davidson to render an opinion to our board of directors as to the fairness, from a financial point of view, of the rights offering to our existing shareholders taken as a whole.

The opinion does not constitute a recommendation as to whether you should exercise your subscription rights in the rights offering.

In connection with the Rights Offering, D.A. Davidson is providing us with a fairness opinion and serving as our financial and marketing advisor, for which we will pay D.A. Davidson a fee of $75,000 and reimburse them for up to $20,000 of their reasonable out-of-pocket expenses. No portion of the fee was contingent upon approval or completion of the rights offering.

We cannot assure you that the market price of our common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares of our common stock purchased during the rights offering at a price equal to or greater than the subscription price. We urge you to obtain a current quote for our common stock before exercising your subscription rights.

The subscription price does not necessarily bear any relationship to any other established criteria for value. You should not consider the subscription price as an indication of value of the Company or our common stock. You should not assume or expect that, after the rights offering, our shares of common stock will trade at or above the subscription price in any given time period. The market price of our common stock may decline during or after the rights offering, and you may not be able to sell the shares of our common stock purchased during the rights offering at a price equal to or greater than the subscription price. You should obtain a current quote for our common stock before exercising your subscription rights and make your own assessment of our business and financial condition, our prospects for the future, and the terms of this rights offering. On May 25, 2010, the closing sale price of our common stock on the OTC Bulletin Board was $6.00 per share.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

There is no established public trading market for our shares of common stock. Quotations may be obtained by researching the stock symbol “NBCT.” Various Internet quotation services detail information about daily transaction volume and price. One such service is the OTC Bulletin Board (www.otcbb.com) where a list of market makers is also detailed.

The following table sets forth, for the periods indicated, the high and low sales price per share of our common stock as quoted on the OTC Bulletin Board, and adjusted for 5% stock dividends in May 2007.

	High	Low
2009
Fourth Quarter	$5.00	$2.75
Third Quarter	$4.00	$2.90
Second Quarter	$6.00	$3.15
First Quarter	$6.00	$3.00

2008
Fourth Quarter	$9.30	$5.25
Third Quarter	$10.75	$8.15
Second Quarter	$12.75	$9.70
First Quarter	$15.48	$12.50

2007
Fourth Quarter	$16.25	$12.75
Third Quarter	$17.00	$15.55
Second Quarter	$17.62	$16.50
First Quarter	$17.49	$16.76

The above quotations may not reflect inter-dealer prices and should not be considered over-the-counter market quotations as that term is customarily used.

On April 17, 2007, the board of directors announced a 5% stock dividend on all common stock, effective to stockholders of record May 14, 2007, and issued June 15, 2007.

Dividends

On April 18, 2008, the board of directors declared a twenty cent ($0.20) per share annual cash dividend, which was paid on June 13, 2008 to shareholders of record as of May 9, 2008. On April 18, 2007, the board of directors declared an eighteen cent ($0.18) per share annual cash dividend, which was paid on June 15, 2007 to shareholders of record as of May 11, 2007.

There were no stock dividends declared or paid during 2008 or 2009. As a bank holding company that has no significant assets other than its equity interest in the Bank, the Company’s ability to declare dividends depends primarily upon dividends it receives from the Bank. Future dividend payments are at the discretion of the board of directors and are subject to a number of factors, including results of operations, general business conditions, financial condition, liquidity, and other factors deemed relevant. In addition, the Company’s and the Bank’s ability to pay future dividends is subject to certain regulatory requirements and restrictions. In particular, so long as the Reserve Bank MOU is in place, the Company is prohibited from paying any dividends without the prior approval of the Reserve Bank. Furthermore, we are required to receive prior consent from Treasury for any increase, during the three year period beginning February 13, 2009, in the payment of dividends by the Company that would exceed the last annual cash dividend of $0.20 per share. Prior consent of Treasury will also be required after February 13, 2012 until February 13, 2019 for any annual increase of 3% or more in aggregate common dividends per share. From and after February 13, 2019, the Company will be prohibited from paying any common dividends or repurchasing any equity securities or trust preferred securities until all of the preferred stock held by Treasury has been redeemed in whole or Treasury has transferred all of the preferred stock to third parties.

Under the Washington Business Corporation Act, dividends may not be paid if, after the payment is made, the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation’s total assets would be less than the sum of its total liabilities (plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders, if any, whose preferential rights are superior to those receiving the distribution).

The principal source of the Company’s revenue and cash flow is dividends from the Bank. The Bank is subject to various statutory and regulatory restrictions on its ability to pay dividends or otherwise make distributions or supply funds to the Company. In addition, bank regulators may have authority to prohibit a bank subsidiary from paying dividends, depending on the bank subsidiary’s financial condition, if such payment is deemed to constitute an unsafe or unsound practice.

Earnings appropriated to bad debt reserves for losses and deducted for federal income tax purposes are not available for dividends without the payment of taxes at the current income tax rates on the amount used.

PLAN OF DISTRIBUTION

As soon as practicable after the Record Date for the rights offering, we will distribute the subscription rights and rights certificates to individuals who owned shares of our common stock at 5:00 p.m., Pacific Time, on May 20, 2010. If you wish to exercise your subscription rights and purchase shares of our common stock, you should complete the rights certificate and return it with payment for the shares as follows:

•	If your shares are held in the name of a broker, dealer or other nominee, then you should send your subscription documents, rights certificate, and subscription payment to that record holder.

•

If you are the record holder, then you should send your subscription documents, rights certificate, and subscription payment by hand delivery, first class mail or courier service to: Registrar and Transfer Company, the subscription agent for the rights offering as follows:

By First Class Mail:	By Hand or Overnight Courier (Until 5:00 p.m. Eastern Time on the expiration date of the rights offering):

Registrar and Transfer Company P.O. Box 645 Cranford, NJ 07016 Attn: Reorg/Exchange Dept.	Registrar and Transfer Company 10 Commerce Drive Cranford, NJ 07016 Attn: Reorg/Exchange Dept.

You should direct any questions or requests for assistance concerning the method of subscribing for the shares of common stock or for additional copies of this prospectus to our President and Chief Executive Officer, Randall L. Fewel at: Northwest Bancorporation, Inc., 421 W. Riverside Avenue, Spokane, Washington, 99201, (509) 456-8888.

You are solely responsible for completing delivery to the subscription agent of your subscription documents, rights certificate and payment. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent. See “The Rights Offering—Method of Exercising Subscription Rights.”

We do not know of any existing agreements between or among any shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the underlying common stock.

Financial Advisor

We have engaged D.A. Davidson, a broker-dealer registered with the Financial Industry Regulatory Authority, as our financial and marketing advisor in connection with the rights offering. D.A. Davidson is a nationally recognized full-service investment banking firm specializing in the financial services industry. As part of its investment banking business, D.A. Davidson is engaged in the valuation of bank and bank holding company securities in connection with acquisitions, underwritings, secondary distributions of securities, private placements and valuations for various other purposes. D.A. Davidson has not prepared any report or opinion constituting a recommendation to any subscriber for our shares of common stock. D.A. Davidson prepared a fairness opinion for our board of directors related to the rights offering.

We will pay the fees and all of our expenses related to the rights offering. We have engaged D.A. Davidson in connection with the rights offering. In connection with D.A. Davidson providing us with a fairness opinion and serving as our financial and marketing advisor, we will pay D.A. Davidson a fee of $75,000, and reimburse up to $20,000 of their reasonable out-of-pocket expenses.

D.A. Davidson does not have any obligation or commitment to sell any shares of common stock in the rights offering or to acquire any shares for its own account or with a view to their distribution.

We have agreed to indemnify D.A. Davidson against certain liability, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that D.A. Davidson may be required to make in respect of these liabilities.

DESCRIPTION OF CAPITAL STOCK

The Company’s authorized capital stock consists of 5,000,000 shares of common stock, with no par value per share and 500,000 shares of preferred stock having such par value per share, if any, as the board of directors may determine. As of May 20, 2010, 2,385,693 shares of our common stock were issued and outstanding, 10,500 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) were issued and outstanding and 525 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”) were issued and outstanding. The Company is authorized under its Restated Articles of Incorporation to issue additional shares of authorized capital stock, and our board of directors is authorized to set the terms of preferred stock, generally without shareholder approval. An amendment to the Company’s Restated Articles of Incorporation to change the authorized capital stock requires the approval of the Company’s board of directors and shareholders.

This description of our capital stock is only a summary and is qualified by applicable law and by the provisions of our Restated Articles of Incorporation and Bylaws, copies of which are available as set forth under “Where You Can Find More Information.”

Description of Common Stock

The following summary describes the material features and rights of our common stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to our Restated Articles of Incorporation, our amended and restated Bylaws and the Washington Business Corporation Act (the “WBCA”). The Company’s Restated Articles of Incorporation and Bylaws are, and any amendments to them will be, incorporated by reference into this registration statement.

Voting Rights

Holders of our common stock are entitled to one vote for each share that they hold and are vested with all of the voting power except as our board of directors has provided, or may provide in the future, with respect to preferred stock or any other class or series of preferred stock that the board of directors may hereafter authorize.

Dividend Rights

Subject to the prior rights of holders of our preferred stock, holders of our common stock are entitled to receive dividends if and when declared by our board of directors or any duly authorized committee of the board of directors, out of assets legally available for dividends. We expect to pay dividends on our common stock only if we have paid or provided for all dividends on our outstanding series of preferred stock for the then current period and all prior periods.

Liquidation and Dissolution

In the event of the liquidation, dissolution and winding up of the Company, the holders of our common stock are entitled, upon our liquidation, and after claims of creditors and the preferences of any class or series of preferred stock outstanding at the time of liquidation, to receive a pro rata share of our net assets.

Shareholder Approval of a Merger, Share Exchange, Sale of Assets, or Dissolution

A merger or share exchange, sale of all or substantially all of the Company’s assets not in the regular course of business, or dissolution must be approved by two-thirds of the shareholder votes entitled to be cast thereon.

Special Meetings of Shareholders

Special meetings of the shareholders may be called by the President, by resolution adopted by more than 50% of the entire board of directors, or one or more shareholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that special meeting. The Company’s Bylaws requires that notice of a special shareholders’ meeting generally be given not less than 10 nor more than 60 days before the date of the meeting, by mailing such notice in a postage-prepaid envelope addressed to the shareholder at the address appearing on the stock transfer books of the Company.

Other Rights

Holders of our common stock generally have no right to purchase or subscribe for any shares of the Company authorized but unissued at this time, or for any shares or other certificates of indebtedness of whatever kind and nature which may hereafter be authorized and issued, except as specifically provided by this offering or as authorized in the future pursuant to the Restated Articles of Incorporation, the Bylaws and Washington State Law.

Description of Preferred Stock

Subject to Washington law and the terms of our Restated Articles of Incorporation, our board of directors, in accordance with RCW 23B.06.020, may authorize the issuance of preferred stock. The board of directors is authorized to fix and determine the powers, rights, designations, preferences, qualifications, limitations, voting rights and restrictions on any such series of preferred stock.

The Company curently has two designated series of preferred stock: the Series A Preferred Stock and the Series B Preferred Stock.

Authorized Shares

On February 13, 2009, as part of the Troubled Asset Relief Program’s (“TARP”) Capital Purchase Program (the “CPP”), the Company entered into a Letter Agreement incorporated in an attached Securities Purchase Agreement-Standard Terms (collectively, the “Purchase Agreement”) with the U.S. Treasury. Under the Purchase Agreement, the Company agreed to issue and sell to the U.S. Treasury (i) 10,500 shares of the Series A Preferred Stock, having no par value per share, and (ii) a warrant (the “Warrant”) to purchase 525.00525 shares of the Company’s Series B Preferred Stock, having no par value per share, for an aggregate purchase price of $10,500,000.00. The U.S. Treasury immediately exercised the Warrant.

Dividends

Holders of shares of the Series A Preferred Stock are entitled, if and when declared by our board of directors, or any duly authorized committee of the board of directors, out of assets legally available for dividends, cumulative cash dividends at a rate of 5% per annum for the first five years and 9% per annum thereafter. Holders of shares of the Series B Preferred Stock are entitled, if and when declared by our board of directors, or any duly authorized committee of the board of directors, out of assets legally available for dividends, cumulative cash dividends at a rate of 9% per year.

Priority of Dividends

The Series A Preferred Stock and the Series B Preferred Stock (collectively, the “Preferred Stock”) ranks pari passu with or senior to all other series or classes of common stock an any other class or series of stock of the Company the terms of which expressly provide that it ranks junior to the Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up of the Company.

So long as the Preferred Stock remains outstanding, we are generally not permitted to declare or pay dividends or distribution on the common stock or any other shares of junior stock (other than dividends payable solely in shares of common stock) or parity stock, and no common stock, junior stock or parity stock shall be, directly or indirectly, purchased, redeemed or otherwise acquired for consideration by us or our subsidiary unless all accrued and unpaid dividends for all past dividend periods, including the latest completed dividend period, on all outstanding shares of Preferred Stock have been or are contemporaneously declared and paid in full. The following exceptions, however, are permissible:

•

Purchases, redemptions or other acquisitions of our common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business an consistent with past practice;

•

acquisitions by the Company or any of its subsidiaries or record ownership in junior stock or parity stock for the beneficial ownership of any other persons (other than the Company or any of its subsidiaries), including as trustees or custodians; and

•

the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock (with the same or lesser aggregate liquidation amount) or junior stock, in each case, solely to the extent required pursuant to binding contractual agreements entered into before February 13, 2009 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

Redemption

The Preferred Stock may not be redeemed prior to February 15, 2012 unless we have received aggregate gross proceeds from one or more qualified equity offerings (as described below) equal to $2,625,000, and $131,250.00 which equals 25% of the aggregate liquidation amount of the Preferred Stock on the date of issuance. In such a case, we may redeem the Preferred Stock, subject to the approval of FDIC, in whole or in part, upon notice as described below, up to a maximum amount equal to the aggregate net cash proceeds received by us from such qualified equity offerings. A “qualified equity offering” is a sale and issuance for cash by us, to persons other than the Company or its subsidiaries after February 13, 2009, of shares of perpetual preferred stock, common stock or a combination thereof, that in each case qualify as tier 1 capital of the Company at the time of issuance under the applicable risk-based capital guidelines of the FDIC. Qualified equity offerings do not include issuances made in connection with any such sales and issuances made pursuant to agreements or arrangements entered into, or pursuant to financing plans that were publicly announced, on or prior to November 17, 2008.

Notwithstanding the foregoing, the American Recovery and Reinvestment Act of 2009 (“ARRA”), which was signed into law on February 17, 2009, provides that the Secretary of the U.S. Treasury shall permit, subject to consultation with the recipient’s appropriate federal banking agency, a recipient of funds under the CPP to repay such assistance previously provided under the CPP, without regard to whether the recipient has replaced such funds from any other source or to any waiting period. It appears that ARRA will permit us, if we so elect and following consultation with the Federal Reserve and the FDIC, to redeem the Preferred Stock at any time without restriction.

After February 15, 2012, the Preferred Stock may be redeemed at any time, subject to the approval of the Federal Reserve and the FDIC, in whole or in part, subject to notice as described below.

In any redemption, the redemption price is an amount equal to the per share liquidation amount of $1,000 per share plus accrued and unpaid dividends to but excluding the date of redemption.

The Preferred Stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of the Preferred Stock have no right to require the redemption or repurchase of the Preferred Stock.

If fewer than all of the outstanding shares of the Preferred Stock are to be redeemed, the shares to be redeemed will be selected either pro rata from the holders of record of shares of the Preferred Stock in proportion to the number of shares held by those holders or in such other manner as our board of directors or a committee thereof may determine to be fair and equitable.

We will mail notice of any redemption of the Preferred Stock by first class mail, postage prepaid, addressed to the holders of record of the shares of the Preferred Stock to be redeemed at their respective last addresses appearing on our books. This mailing will be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed or otherwise given as described in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives the notice, and failure duly to give the notice by mail or otherwise, or any defect in the notice or in the mailing or provision of the notice, to any holder of the Preferred Stock designated for redemption will not affect the redemption of any other holder of the Preferred Stock. Each notice of redemption will set forth the applicable redemption date, the redemption price, the place where shares of the Preferred Stock are to be redeemed, and the number of shares of the Preferred Stock to be redeemed (and, if less than all shares of the Preferred Stock held by the applicable holder, the number of shares to be redeemed from the holder).

Shares of the Preferred Stock that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued shares of our preferred stock.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of the Preferred Stock will be entitled to receive an amount per share, referred to as the total liquidation amount, equal to the fixed liquidation preference of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Preferred Stock will be entitled to receive the total liquidation amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our common stock or any other shares ranking, as to that distribution, junior to the Preferred Stock.

If our assets are not sufficient to pay the total liquidation amount in full to all holders of the Preferred Stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of the Preferred Stock and other shares of parity stock will be paid pro rata in accordance with the respective total liquidation amount for those holders. If the total liquidation amount per share of the Preferred Stock has been paid in full to all holders of the Preferred Stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Preferred Stock will be entitled to receive all of our remaining assets according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us, will constitute a liquidation, dissolution or winding-up of our affairs.

Voting Rights

Except as indicated below or otherwise required by law, the holders of Preferred Stock shall not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends. Whenever dividends payable on the shares of Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more, whether or not consecutive, the authorized number of directors then constituting our board shall be automatically increased by two and the holders of Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect the two additional members of our board of directors, referred to as the Preferred Stock Directors, at the next annual meeting (or at a special meeting called for the purpose of electing the Preferred Stock Directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full. The election of any Preferred Stock Directors shall be subject to the condition that the election would not cause us to violate any corporate governance requirements of any securities exchange or other trading facility on which our securities may then be listed or traded, that listed or traded companies must have a majority of independent directors.

Upon the termination of the right of the holders of Preferred Stock and voting parity stock to vote for Preferred Stock Directors, as described above, the Preferred Stock Directors will immediately cease to be qualified as directors, their term of office shall terminate immediately and the number of authorized directors of the Company will be reduced by the number of Preferred Stock Directors that the holders of Preferred Stock and voting parity stock had been entitled to elect. The holders of a majority of the Preferred Stock and voting parity stock shares, voting as a class, may remove any Preferred Stock Director, with or without cause, and the holders of a majority of the Preferred Stock and voting parity stock shares, voting as a class, may fill any vacancy created by the removal of a Preferred Stock Director. If the office of a Preferred Stock Director becomes vacant for any other reason, the remaining Preferred Stock Director may choose a successor to fill such vacancy for the remainder of the unexpired term.

Other Voting Rights. So long as any shares of Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or by the Restated Articles of Incorporation, as amended, the vote or consent of the holders of at least 66 2/3% of the shares of Preferred Stock at the time outstanding, voting as a separate class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

•

Any amendment or alteration of the Restated Articles of Incorporation, as amended, to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of our capital stock ranking senior to Preferred Stock with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Company;

•

Any amendment, alteration or repeal of any provision of the Restated Articles of Incorporation, as amended, for the Preferred Stock so as to adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock; or

•

Any consummation of a binding share exchange or reclassification involving the Preferred Stock, or of a merger or consolidation of the Company with another entity, unless the shares of Preferred Stock remain outstanding following any such transaction or, if the Company is not the surviving entity, are converted into or exchanged for preference securities and such remaining outstanding shares of Preferred Stock or preference securities have rights, references, privileges and voting powers that are not materially less favorable than the rights, preferences, privileges or voting powers of the Preferred Stock immediately prior to such consummation, taken as a whole.

To the extent of the voting rights of the Preferred Stock, each holder of Preferred Stock will have one vote for each $1,000 of liquidation preference to which such holder’s shares of Preferred Stock are entitled.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Preferred Stock to effect the redemption.

Conversion

Holders of Preferred Stock shares shall have no right to exchange or convert such shares into any other securities.

No Preemptive Rights

No share of Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Company, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

Other Rights

The shares of Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth in the Restated Articles of Incorporation or as provided by applicable law.

DESCRIPTION OF THE SUBSCRIPTION RIGHTS

The Subscription Rights

We are distributing to holders of our common stock as of 5:00 p.m., Pacific Time, on May 20, 2010, which is the Record Date for this rights offering, at no charge, non-transferable subscription rights to purchase shares of our common stock. You will receive approximately 0.4192 of a subscription right for each share of common stock you owned at the close of business on the Record Date. The subscription rights will be evidenced by subscription rights certificates. Subscription rights may only be exercised in whole numbers; we will not issue fractional shares and will round all of the subscription rights down to the nearest whole number. As a result, we may not issue the full number of shares authorized for issuance in connection with the rights offering. Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

Basic Subscription Privilege. Each whole subscription right that you own will entitle you to purchase one share of our common stock at a subscription price of $4.00 per share. You may exercise your basic subscription privilege for some or all of your subscription rights, or you may choose not to exercise any subscription rights.

For example, if you owned 1,000 shares of our common stock as of 5:00 p.m., Pacific Time, on the Record Date, you would receive 419 whole subscription rights (rounded down from 419.20) and would have the right to purchase 419 shares of common stock for $4.00 per share with your basic subscription privilege.

Over-Subscription Privilege. If you exercise your basic subscription privilege in full, you will also have an over-subscription privilege to subscribe for any shares that our other subscription rights holders do not purchase under their basic subscription privilege. The subscription price for shares purchased pursuant to the over-subscription privilege will be the same as the subscription price for the basic subscription privilege.

You may exercise your over-subscription privilege only if you exercise your basic subscription privilege in full. To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privileges held by you in the same capacity. For example, if you are granted subscription rights for shares of our common stock that you own individually and shares of our common stock that you own jointly with your spouse, you may exercise your over-subscription privilege with respect to the subscription rights you own individually, as long as you fully exercise your basic subscription privilege with respect to your individually owned subscription rights. You will not, however, be able to exercise the over-subscription privilege you have collectively with your spouse unless the basic subscription privilege collectively held by you and your spouse is fully exercised. You do not have to subscribe for any shares under the basic subscription privilege owned jointly with your spouse to exercise your individual over-subscription privilege.

When you complete the portion of your subscription rights certificate to exercise your over-subscription privilege, you will be representing and certifying that you have fully exercised your subscription privileges as to shares of our common stock that you hold in that capacity. You must exercise your over-subscription privilege at the same time you exercise your basic subscription privilege in full.

We reserve the right to reject in whole or in part any over-subscription requests, regardless of the availability of shares to satisfy these requests.

If holders exercise their over-subscription privileges for more shares than are available to be purchased pursuant to the over-subscription privileges, we will allocate the shares of our common stock to be issued pursuant to the exercise of over-subscription privileges pro rata among those over-subscribing rights holders, subject to our right to reject in whole or in part any over-subscription request. “Pro rata” means in proportion to the number of shares of our common stock that you and the other subscription rights holders have agreed to purchase by exercising the basic subscription privilege. If there is a pro rata allocation of the remaining shares of our common stock and you would otherwise receive an allocation of a greater number of shares than you subscribed for under your over-subscription privilege, then, subject to our accepting your over-subscription request, we will allocate to you only the number of shares for which you over-subscribed. We will allocate the remaining shares among all other holders exercising their over-subscription privilege, again subject to our right to reject in whole or in part any over-subscription request. If you are not allocated the full amount of shares for which you over-subscribe, you will receive a refund of the subscription price, without interest or penalty, that you delivered for those shares of our common stock that are not allocated to you. The subscription agent will mail such refunds as soon as practicable after the completion of the offering.

Reasons for the Rights Offering

In authorizing the rights offering, our board of directors carefully evaluated our need for liquidity, financial flexibility and additional capital. Our board of directors also considered several alternative capital raising methods prior to concluding that the rights offering was the appropriate option under the circumstances. We are conducting the rights offering to raise capital that we intend to use to improve the capital position of our bank subsidiary and for general corporate purposes. We believe that the rights offering will strengthen our financial condition by generating additional cash and increasing our capital position; however, our board of directors is making no recommendation regarding your exercise of the subscription rights.

Effects of Rights Offering on Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our common stock as of May 3, 2010 by our directors and our executive officers, and the potential effects of the rights offering.

The information provided in the table below is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

Name of Beneficial Owner Directors and Executive Officers	Amount and Nature of Beneficial Ownership(1)		Percent of Class(1)	Percentage of Class if all Holders Exercise Subscription Rights(1)
Harlan D. Douglass, Director	242,936	(2)(3)	10.18%	10.18%

Frederick M. Schunter, Director	70,986	(2)	2.98%	2.98%

Clark H. Gemmill, Director	54,026		2.26%	2.26%

Randall L. Fewel, President and Chief Executive Officer	49,460	(6)	2.05%	2.05%

William E. Shelby, Chairman	25,670		1.08%	1.08%

Donald A. Ellingsen, Director	14,225	(4)	*	*

Bryan S. Norby, Director	11,528	(2)	*	*

Ronald G. Jacobson, Senior Vice President and Commercial Team Leader	9,092	(2)(6)	*	*

Holly A. Poquette, Senior Vice President and Chief Financial Officer,	8,367	(6)	*	*

Freeman B. Duncan, Director	8,184	(5)	*	*

Dwight B. Aden, Jr., Director	6,760		*	*

Scott W. Southwick, Executive Vice President and Chief Credit Officer	7,950	(6)	*	*

Mark V. Dresback, Senior Vice President and Commercial Team Leader	5,187	(6)	*	*

Katie Brodie, Director	2,230		*	*

Jennifer West, Director	1,857		*	*

Anthony D. Bonanzino, Director	600		*	*

All current executive officers and directors as a group (16) persons	519,058		21.31%	21.31%

*	Less than 1%

(1)	This table is based upon information supplied by officers and directors. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 2,385,693 shares outstanding on May 3, 2010, adjusted as required by rules promulgated by the SEC.
(2)	Includes shares held with or by his/her spouse and/or minor children.
(3)	Includes 4,378 shares held by Harlan Douglass, Inc.
(4)	Includes 9,623 shares held by Spokane Eye Clinic.
(5)	Includes 900 shares held in a revocable trust and 5,881 shares held by profit sharing plans.
(6)	Includes shares of common stock acquirable upon exercise of vested options exercisable as described in the Outstanding Equity Awards section of the Company’s 2010 Proxy Statement.

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

Subscription by Registered Holders

You may exercise your subscription rights by properly completing and executing the rights certificate together with any required signature guarantees and forwarding it, together with your full subscription payment, to the subscription agent prior to the expiration of the rights offering.

Subscription by Beneficial Owners

If you are a beneficial owner of shares of our common stock that are registered in the name of a broker, custodian bank or other nominee, or if you hold our common stock certificates and would prefer to have an institution conduct the transaction relating to the subscription rights on your behalf, you should instruct your broker, custodian bank or other nominee or institution to exercise your subscription rights and deliver all documents and payment on your behalf prior to 2:00 p.m., Pacific Time, on July 1, 2010, which is the expiration of the rights offering. Your subscription rights will not be considered exercised unless the subscription agent receives from you, your broker, custodian bank, nominee or institution, as the case may be, all of the required documents and your full subscription payment prior to 2:00 p.m., Pacific Time, on July 1, 2010.

Payment Method

Your payment of the subscription price must be made in U.S. dollars for the full number of shares of common stock you wish to acquire under the basic subscription privilege and the over-subscription privilege. Your payment must be delivered in one of the following ways:

•	uncertified check payable to “Registrar and Transfer Company (acting as subscription agent for Northwest Bancorporation, Inc.)”;

•	certified check drawn upon a U.S. bank and payable to Northwest Bancorporation, Inc.;

Receipt of Payment

Your payment will be considered received by the subscription agent only upon:

•	clearance of any uncertified personal check deposited by the subscription agent; or

•	receipt by the subscription agent of any certified check drawn upon a U.S. bank.

Clearance of Uncertified Personal Checks

If you are paying by uncertified personal check, please note that payment will not be deemed to have been received by the subscription agent until the check has cleared, which could take at least five or more business days to clear. If you wish to pay the subscription price by uncertified personal check, we urge you to make payment sufficiently in advance of the time the rights offering expires to ensure that your payment is received by the subscription agent and clears by the rights offering expiration date. We urge you to consider using a certified check made payable to Northwest Bancorporation, Inc.

Instructions for Completing Your Subscription Rights Certificate

You should read the instruction letter accompanying the subscription rights certificate carefully and strictly follow it. Do not send subscription rights certificates or payments to us. We will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed subscription rights certificate and payment of the full subscription amount. The risk of delivery of all documents and payments is on you or your nominee, not us or the subscription agent.

The method of delivery of subscription rights certificates and payment of the subscription amount to the subscription agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those certificates and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment before the expiration of the subscription period for the rights offering. Because uncertified personal checks may take at least five or more business days to clear, we urge you to pay or arrange for payment by means of certified check made payable to Northwest Bancorporation, Inc. to avoid missing the opportunity to exercise your subscription rights should you decide to exercise your subscription rights.

Missing or Incomplete Subscription Information

If you do not indicate the number of subscription rights being exercised, or do not forward full payment of the total subscription price payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised your subscription rights with respect to the maximum number of whole subscription rights that may be exercised with the aggregate subscription price payment you delivered to the subscription agent. If your aggregate subscription price payment is greater than the amount you owe for exercise of your basic subscription privilege in full, you will be deemed to have exercised your over-subscription privilege to purchase the maximum number of shares of our common stock with your over-payment. If we do not apply your full subscription price payment to your purchase of shares of our common stock, the subscription agent will return the excess amount to you by mail, without interest or penalty, as soon as practicable after the expiration date of the rights offering.

Expiration Date and Amendments

The subscription period, during which you may exercise your subscription rights, expires at 2:00 p.m., Pacific Time, on July 1, 2010, which is the expiration of the rights offering. If you do not exercise your subscription rights prior to that time, your subscription rights will expire and will no longer be exercisable. We will not be required to issue shares of our common stock to you if the subscription agent receives your rights certificate or your subscription payment after that time, regardless of when the rights certificate and subscription payment were sent. We have the option to extend the rights offering and the period for exercising your subscription rights, although we do not presently intend to do so. We may extend the expiration of the rights offering by giving oral or written notice to you prior to the expiration of the rights offering. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than 9:00 a.m., Pacific Time, on the next business day after the most recently announced expiration of the rights offering. We reserve the right to amend or modify the terms of the rights offering, including increasing the size of the offering.

Subscription Price

In determining the subscription price, the board of directors considered a number of factors, including: the recommendation of a pricing committee of the board, the fairness opinion of D.A. Davidson, the price at which our shareholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the need for liquidity and capital and the desire to provide an opportunity to our shareholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, the board of directors also reviewed a range of discounts to market value represented by the subscription prices in various prior rights offerings of public companies. The subscription price is $4.00 per share, which represents the average of the closing sales prices of our common stock for the 10 trading days ending on May 25, 2010, less a 30.8% discount. The subscription price is not necessarily related to our book value, net worth or any other established criteria of value and may or may not be considered the fair value of our common stock to be offered in the rights offering.

We cannot assure you that the market price of our common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares of our common stock purchased during the rights offering at a price equal to or greater than the subscription price. We urge you to obtain a current quote for our common stock before exercising your subscription rights.

Conditions, Withdrawal and Termination

We reserve the right to withdraw the rights offering prior to the expiration of the rights offering for any reason. We may terminate the rights offering, in whole or in part, if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our board of directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we terminate the rights offering, in whole or in part, all affected subscription rights will expire without value, and all excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Cancellation Rights

Our board of directors may cancel the rights offering at any time prior to the time the rights offering expires for any reason. If we cancel the rights offering, we will issue a press release notifying shareholders of the cancellation and all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

Subscription Agent

Registrar and Transfer Company is acting as the subscription agent for the rights offering under an agreement with us. All subscription rights certificates, payments of the subscription price, and nominee holder certifications, to the extent applicable to your exercise of rights, must be delivered to Registrar and Transfer Company as follows:

By First Class Mail:	By Hand or Overnight Courier (Until 5:00 p.m. Eastern Time on the expiration date of the rights offering):

Registrar and Transfer Company P.O. Box 645 Cranford, NJ 07016 Attn: Reorg/Exchange Dept.	Registrar and Transfer Company 10 Commerce Drive Cranford, NJ 07016 Attn: Reorg/Exchange Dept.

You should direct any questions or requests for assistance concerning the method of subscribing for the shares of common stock or for additional copies of this prospectus to our President and Chief Executive Officer, Randall L. Fewel, at: Northwest Bancorporation, Inc., 421 W. Riverside Avenue, Spokane, Washington, 99201, (509) 456-8888.

We will pay the fees and expenses of Registrar and Transfer Company. We have also agreed to indemnify Registrar and Transfer Company against certain liabilities in connection with the rights offering.

If you deliver subscription documents, or subscription rights certificates in a manner different than that described in this prospectus, we may not honor the exercise of your subscription privileges.

Fees and Expenses

We will pay all fees charged by the subscription agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights. Neither the subscription agent nor the Company will pay such expenses.

No Fractional Shares

We will not issue fractional shares. Any excess subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

Medallion Guarantee May Be Required

Your signature on each subscription rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by us, unless:

•	your subscription rights certificate provides that shares are to be delivered to you as record holder of those subscription rights; or

•	you are an eligible institution.

Notice to Nominees

If you are a broker, custodian bank or other nominee holder that holds shares of our common stock for the account of others on the Record Date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owner, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate rights certificate and submit it to the subscription agent with the proper subscription payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of our common stock on the Record Date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification,” which is provided with your rights offering materials. If you did not receive this form, you should contact the subscription agent to request a copy.

Beneficial Owners

If you are a beneficial owner of shares of our common stock or will receive your subscription rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your broker, custodian bank or other nominee act for you. If you hold certificates of our common stock directly and would prefer to have your broker, custodian bank or other nominee act for you, you should contact your nominee and request it to effect the transactions for you. To indicate your decision with respect to your subscription rights, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owner Election Form.” You should receive this form from your broker, custodian bank or other nominee with the other rights offering materials. If you wish to obtain a separate subscription rights certificate, you should contact the nominee as soon as possible and request that a separate subscription rights certificate be issued to you. You should contact your broker, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the form from your broker, custodian bank or nominee or if you receive it without sufficient time to respond.

Transferability of Subscription Rights

The subscription rights granted to you are non-transferable and, therefore, you may not sell, transfer or assign your subscription rights to anyone.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion. Neither the subscription agent nor we shall be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to withdraw or terminate the rights offering, only when a properly completed and duly executed rights certificate and any other required documents and the full subscription payment have been received by the subscription agent. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Segregated Account; Return of Funds

The subscription agent will hold funds received in payment for shares of our common stock in a segregated account pending completion of the rights offering. We will hold this money in escrow until the rights offering is completed or is withdrawn and canceled. If the rights offering is canceled for any reason, all subscription payments received by the subscription agent will be returned, without interest or penalties, as soon as practicable.

Certificates for Shares of Common Stock

As soon as practicable after the expiration of the rights offering period, the subscription agent will arrange for issuance to each subscription rights holder of record that has validly exercised its basic subscription privilege, the shares of common stock purchased pursuant to the basic subscription privilege. Any shares purchased pursuant to the over-subscription privilege will be issued as soon as practicable after the expiration date of the rights offering and following the completion of any pro-rations as may be necessary in the event the over-subscription requests exceed the number of shares available to satisfy such requests.

Shareholder Rights

You will have no rights as a holder of the shares of our common stock you purchase in the rights offering, if any, until certificates representing the shares of our common stock are issued to you or your account at your record holder is credited with the shares of our common stock purchased in the rights offering. You will have no right to revoke your subscriptions after your rights certificate or the “Beneficial Owner Election Form,” the full subscription payment and any other required documents have been delivered to the subscription agent.

Foreign Shareholders

We will not mail this prospectus or rights certificates to shareholders with addresses that are outside the United States or that have an army post office or foreign post office address. The subscription agent will hold these rights certificates for their account. To exercise subscription rights, our foreign shareholders must notify us prior to 11:00 a.m., Pacific Time, at least three business days prior to the expiration of the rights offering and demonstrate to our satisfaction that the exercise of such subscription rights does not violate the laws of the jurisdiction of such shareholder.

No Revocation or Change

Once you submit the form of rights certificate to exercise any subscription rights, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at the subscription price.

Regulatory Limitation

We will not be required to issue to you shares of our common stock pursuant to the rights offering if, in our opinion, you are required to obtain prior clearance or approval from any state or federal regulatory authorities to own or control such shares and if, at the time the rights offering expires, you have not obtained such clearance or approval.

Material U.S. Federal Income Tax Treatment of Rights Distribution

For U.S. federal income tax purposes, you should not recognize income or loss upon receipt or exercise of these subscription rights to purchase shares of our common stock. However, neither we nor our counsel are expressing an opinion regarding the tax treatment of this distribution.

EACH HOLDER OF OUR COMMON STOCK IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSIDERATIONS OF THE RECEIPT OF SUBSCRIPTION RIGHTS IN THE RIGHTS OFFERING AND THE OWNERSHIP, EXERCISE AND DISPOSITION OF THE SUBSCRIPTION RIGHTS.

No Recommendation to Rights Holders

Our board of directors is making no recommendation regarding your exercise of the subscription rights. You are urged to make your decision based on your own assessment of our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Listing

The subscription rights will not be listed for trading on the OTC Bulletin Board or any stock exchange or market. The shares of our common stock issuable upon exercise of the subscription rights will be listed on the OTC Bulletin Board under the ticker symbol “NBCT.”

Shares of Our Common Stock Outstanding After the Rights Offering

Assuming no options are exercised and all subscription rights are exercised prior to the expiration of the rights offering, we expect approximately 3,385,693 shares of our common stock will be outstanding immediately after completion of the rights offering.

LEGAL MATTERS

Witherspoon, Kelley, Davenport & Toole, P.S. will render an opinion regarding whether the shares of common stock into which the rights are exercisable will be validly issued.

EXPERTS

The audited consolidated financial statements of Northwest Bancorporation, Inc. as of December 31, 2009 and 2008 and for the years then ended have been incorporated in this prospectus and in the registration statement by reference and have been so incorporated in reliance upon the reports of Moss Adams, LLP, an independent registered public accounting firm, given upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are incorporating by reference certain documents we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to those documents. Any information that we reference this way is considered part of this prospectus.

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus. These additional documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 and 7.01, which is deemed not to be incorporated by reference in this prospectus). You should review these filings as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

This prospectus incorporates by reference the documents listed below that we have filed with the SEC but have not been included or delivered with this document:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission on March 31, 2010;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the Securities and Exchange Commission on May 3, 2010;

•	Our Current Reports on Form 8-K filed with the Securities and Exchange Commission on April 23, 2010, May 14, 2010 and May 15, 2010; and

•

The description of our common stock contained in our amended registration statement on Form 10SB (Registration No. 000-24151) filed on June 30, 1998, including any amendment or report filed for the purpose of updating such description.

Notwithstanding the foregoing, we are not incorporating any document or information deemed to have been furnished and not filed in accordance with SEC rules.

Information contained in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus, while information that we file with the SEC after the date of this prospectus that is incorporated by reference will automatically update and supersede this information.

Our filings are available on our website, www.inb.com. Information contained in or linked to our website is not a part of this prospectus. You may also request a copy of these filings, at no cost, by writing or telephoning us at:

NORTHWEST BANCORPORATION, INC.

421 W. Riverside Avenue

Spokane, Washington 99201

(509) 456-8888

ATTENTION: Randall L. Fewel

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy materials that we have filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings also are available to the public on the SEC’s website at www.sec.gov, which contains reports, proxies and information statements and other information regarding issuers that file electronically. In addition, our filings are available on our website at www.sterlingfinancialcorporation-spokane.com.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses Of Issuance And Distribution

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities covered by the registration statement of which this prospectus is a part. We will bear all of these expenses.

Registration fee under the Securities Act	$285.20
Legal fees and expenses	$20,000.00	*
Accounting fees and expenses	$5,000.00	*
Printing expenses	$5,000.00	*
Other miscellaneous fees and expenses	$5,000.00	*

Total	$35,285.20

*	Estimated solely for the purpose of this Item. Actual expenses may be more or less.

Item 15.	Indemnification Of Officers And Directors

Section 23B.08.570 of the Washington Business Corporation Act authorizes a court to award, or a corporation’s board of directors to grant indemnity to directors, officers, employees and other agents of the corporation (“Agents”) in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.

Our board of directors has resolved to indemnify the officers and directors of the registrant to the full extent permitted by Section 23B.08.570 of the Washington Business Corporation Act, and Article IV of our Restated Articles of Incorporation and Article IV, Section 5 of our Amended Bylaws authorize us to provide for indemnification of officers and directors to the same extent. This indemnification limits the personal monetary liability of directors in performing their duties on behalf of the Company, to the extent permitted by the Washington Business Corporation Act, and permits the Company to indemnify its directors and officers against certain liabilities and expenses, to the extent permitted by the Washington Business Corporation Act. In addition, we maintain a directors and officers liability insurance policy that insures our directors and officers against certain liabilities, including certain liabilities under the Securities Act of 1933.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers or person controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16.	Exhibits

Exhibit No.	Description

4.1	Restated Articles of Incorporation of the Company. Filed as Exhibit 3.1 to the company’s annual report on Form 10-K, filed with the SEC on March 27, 2009 and incorporated by reference herein.

4.2	Amended and restated bylaws of the Company. Filed as Exhibit 3.1 to the Company’s current report on Form 8-K, filed with the SEC on January 25, 2010 and incorporated by reference herein.

4.3	Form of Certificate for Series A Preferred Stock. Filed as Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on February 17, 2009 and incorporated herein by reference.

4.4	Form of Certificate for Series B Preferred Stock. Filed as Exhibit 4.2 to the Company’s current report on Form 8-K filed with the SEC on February 17, 2009 and incorporated herein by reference.

Exhibit No.	Description

4.5	Warrant to purchase shares of the Company’s Series B Preferred Stock, dated February 13, 2009 and issued to the United States Department of the Treasury. Filed as Exhibit 4.3 to the Company’s current report on Form 8-K filed on February 17, 2009 and incorporated by reference herein.

4.6	Northwest Bancorporation, Inc has outstanding certain long-term debt. None of such debt exceeds ten percent of the Company’s total assets; therefore, copies of the constituent instruments defining the rights of the holders of such debt are not included as exhibits. Copies of instruments with respect to such long-term debt will be furnished to the SEC upon request.

4.7	Form of Subscription Rights Certificate. Filed herewith.

5.1	Opinion of Witherspoon, Kelley, Davenport & Toole, P.S. (with respect to the validity of the common stock to be issued hereunder). Filed herewith.

23.1	Consent of Witherspoon, Kelley, Davenport & Toole, P.S. (included in Exhibit 5.1).

23.2	Consent of Moss Adams, LLP. Filed herewith.

24.1	Powers of Attorney.*

99.1	Form of Letter to Registered Holders of Common Stock. Filed herewith.

99.2	Form of Instructions for Use of Northwest Bancorporation, Inc. Subscription Rights Certificates. Filed herewith.

99.3	Form of Letter to Brokers and other Nominee Holders. Filed herewith.

99.4	Form of Letter to Clients. Filed herewith.

99.5	Form of Beneficial Owner Election Form. Filed herewith.

99.6	Form of Nominee Holder Certification. Filed herewith.

*	Previously filed

Item 17.	Undertakings

A. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, the filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

C. The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3/A and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Spokane, state of Washington, on the 26 day of May, 2010.

NORTHWEST BANCORPORATION, INC.
(Registrant)

By:	/s/ RANDALL L. FEWEL
Randall L. Fewel
Director, President and Chief Executive Officer

By:	/s/ HOLLY A. POQUETTE
Holly A. Poquette
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RANDALL L. FEWEL Randall L. Fewel	Director, President and Chief Executive Officer	May 26, 2010

* Holly A. Poquette	Chief Financial Officer and Principal Accounting Officer	May 26, 2010

* William E. Shelby	Chairman and Director	May 26, 2010

* Dwight B. Aden, Jr.	Director	May 26, 2010

* Anthony D. Bonanzino	Vice Chairman and Director	May 26, 2010

Signature	Title	Date

* Katie Brodie	Director	May 26, 2010

* Harlan D. Douglass	Director	May 26, 2010

* Freeman B. Duncan	Director	May 26, 2010

* Donald A. Ellingsen	Director	May 26, 2010

* Clark H. Gemmill	Director	May 26, 2010

* Bryan S. Norby	Director	May 26, 2010

* Frederick M. Schunter	Director	May 26, 2010

* Jennifer P. West	Director	May 26, 2010

* By:	/s/ RANDALL L. FEWEL	May 26, 2010
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

4.1	Restated Articles of Incorporation of the Company. Filed as Exhibit 3.1 to the company’s annual report on Form 10-K, filed with the SEC on March 27, 2009 and incorporated by reference herein.

4.2	Amended and restated bylaws of the Company. Filed as Exhibit 3.1 to the Company’s current report on Form 8-K, filed with the SEC on January 25, 2010 and incorporated by reference herein.

4.3	Form of Certificate for Series A Preferred Stock. Filed as Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on February 17, 2009 and incorporated herein by reference.

4.4	Form of Certificate for Series B Preferred Stock. Filed as Exhibit 4.2 to the Company’s current report on Form 8-K filed with the SEC on February 17, 2009 and incorporated herein by reference.

4.5	Warrant to purchase shares of the Company’s Series B Preferred Stock, dated February 13, 2009 and issued to the United States Department of the Treasury. Filed as Exhibit 4.3 to the Company’s current report on Form 8-K filed on February 17, 2009 and incorporated by reference herein.

4.6	Northwest Bancorporation, Inc has outstanding certain long-term debt. None of such debt exceeds ten percent of the Company’s total assets; therefore, copies of the constituent instruments defining the rights of the holders of such debt are not included as exhibits. Copies of instruments with respect to such long-term debt will be furnished to the SEC upon request.

4.7	Form of Subscription Rights Certificate. Filed herewith.

5.1	Opinion of Witherspoon, Kelley, Davenport & Toole, P.S. (with respect to the validity of the common stock to be issued hereunder). Filed herewith.

23.1	Consent of Witherspoon, Kelley, Davenport & Toole, P.S. (included in Exhibit 5.1).

23.2	Consent of Moss Adams, LLP. Filed herewith.

24.1	Powers of Attorney.*

99.1	Form of Letter to Registered Holders of Common Stock. Filed herewith.

99.2	Form of Instructions for Use of Northwest Bancorporation, Inc. Subscription Rights Certificates. Filed herewith.

99.3	Form of Letter to Brokers and other Nominee Holders. Filed herewith.

99.4	Form of Letter to Clients. Filed herewith.

99.5	Form of Beneficial Owner Election Form. Filed herewith.

99.6	Form of Nominee Holder Certification. Filed herewith.

*	Previously filed